FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 25, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

Results
JANUARY-JUNE 2007

Madrid, 25 July 2007

Endesa reports net income of Euro 1,255 million in the first half of 2007

Net income grew 11.9% on a like-for-like basis.

This figure is Euro 501 million lower than the amount reported in 1H06, although this included Euro 641 million relating to capital gains and other extraordinary income.

EBITDA growth reflects positive performance of the company’s businesses

EBITDA stood at Euro 3,831 million in the first half, an increase of 8.4% on a like-for-like basis and 1.8% higher than the figure reported in 1H 2006.

STRONG CASH FLOW INCREASE

Cash Flow from operating activities rose to Euro 2,574 million, an increase of 22.1% from 1H2006 results on a like-for-like basis.

Solid performance of all business lines against a demanding backdrop

Net income from business in Spain and Portugal stood at Euro 873 million, an increase of 19.8% on a like-for-like basis.  Income from distribution and supply activities and natural gas business offset the more moderate demand for electricity and lower pool prices.

In Europe, net income jumped 1.5% to Euro 206 million on a like-for-like basis. A more diversified sales mix and improved power management offset demand drop.

Latin American businesses improved significantly with EBITDA and EBIT increasing 6.8% and 5.2% respectively. However, net income dropped on a like-for-like basis a 6.9% compared to the same period last year, situating it at Euro 176 million, as a result of negative exchange differences and performance of non-consolidated companies.

Results at the Company's three businesses in line with forecasts provided to the market.

CONTENTS

Key facts and figures for the first half   4

Consolidated results 13

Strategic Plan 21

Results by business line 24

Business in Spain and Portugal 25

Business in Europe 36

Business in Latin America 42

Statistical appendix 51

KEY FACTS AND FIGURES
FOR 1H07

POSITIVE PERFORMANCE OF NET INCOME ON A LIKE-FOR-LIKE BASIS

¾           ENDESA reported 1H07 net income of Euro 1,255 million. This is almost entirely recurrent as net income from asset disposals accounted for only Euro 7 million after taxes and minorities.

¾           Conversely, net income in 1H06 was affected by a number of sizeable, one-off items, totalling Euro 641 million:

o
Recognition of stranded costs for non-mainland generation for 2001-2005, which amounted to Euro 227 million, and for interest, which amounted to Euro 31 million, with a combined impact of Euro 197 million on net income.

o
Fiscal impact relating to Endesa Italia’s revaluation of the tax bases of its assets to their book values, as permitted by current legislation in Italy. This effect, which totalled Euro 148 million, had an impact of Euro 118 million on net income after minority interests.

o	Fiscal impact of the Elesur and Chilectra merger, which was Euro 170 million, with an impact on net income after minority interests of Euro 101 million.

o	Income deriving from asset disposals, amounting to Euro 260 million (Euro 225 million after taxes and minority interests).

¾           Like-for-like growth in net income in 1H07 was 11.9% vs. 1H06.

POSITIVE RESULTS ACROSS ALL BUSINESSES AGAINSTS A DEMANDING BACKDROP

¾           Net income in Spain and Portugal rose 19.8% on a like-for-like basis, to Euro 873 million, compared to 1h06 despite a moderate demand increase and “pool” price drop.

¾           In Europe, even with a considerable decrease in demand, net income rose 1.5% on a like-for-like basis from 1H06, to Euro 206 million.

¾           In Latin America, net income fell 6.9% on a like-for-like basis from the first half of 2006, to Euro 176 million euros. This decline was largely due to factors outside the scope of the group’s management, such as lower income from exchange differences, and unfavourable results from non-consolidated companies.

GROWTH IN THE MAIN INCOME STATEMENT ITEMS ON A LIKE-FOR-LIKE BASIS

¾           Gross margin was Euro 5,532 million in the first half of 2007, 9.1% higher than the same period in 2006, on a like-for-like basis.

¾           EBITDA was Euro 3,831 million, an increase of 8.4% on a like-for-like basis.

¾           EBIT was Euro 2,777 million, up 5% on a like-for-like basis.

¾           Cash flow from operations totalled Euro 2,574 million, 22.1% higher than in 1H06 on a like-for-like basis.

LEVERAGE RATIO IN LINE WITH STRATEGIC PLAN TARGET

¾           Leverage stood at 124% as of 30 June 2007, compared with 124.5% on 31 December, 2006, in line with targets set out in the Company's Strategic Plan, which calls for leverage of no higher than 140%.

BUSINESS IN SPAIN AND PORTUGAL

Positive performance of main income statement items

¾           Net income from business in Spain and Portugal was Euro 873 million, accounting for 69.6% of ENDESA's total income.

¾           On a like-for-like basis, excluding impact of the recognition of stranded costs for non-mainland generation for 2001-2005, which were booked in 1Q06, net income at this business rose 19.8%.

¾           EBITDA rose 11% to Euro 2,001 million from a year earlier, and EBIT climbed 7.5% to Euro 1,372 million, both measured on a like-for-like basis.

Competitive position reinforced by mainland generation mix

¾           In the first half of the year, the Company met 82.5% of its Spanish demand using its own power stations. This balance between generation and demand gives ENDESA a clear competitive advantage over its competitors, thanks to its lower exposure to risks arising from changes in rainfall patterns and fluctuations in wholesale prices.

¾           Nuclear and hydro powered energy comprised 43.6% of ENDESA's mainland generation mix, compared with 38.1% for the rest of the sector.

¾           The load factor at ENDESA's thermal plants in Spain stood at 69.7% in 1H07, compared with 49.3% for the rest of the sector.

¾           Specifically, ENDESA’s mainland coal-fired plants achieved a 78.7% load factor in the first half of 2007, making a significant contribution to covering demand in the Spanish electricity system.

¾           ENDESA’s mainland fuel cost for ordinary regime generation stood at Euro 15.9/MWh, i.e. 25% above the average estimated for the rest of the electricity sector.

¾           ENDESA achieved this strong operating performance while at the same time maintaining its leading position in the Spanish electricity sector.  ENDESA still has the largest share of the market both in electricity generated under the ordinary regime (36.1% in 1H07), in the deregulated market (55.2%) and in terms of total electricity sales to final customers (43.2%).

Optimisation of supply business

¾           In 1H07 ENDESA sold 51.7% of its output in the deregulated market, where prices rose 19.8%, while the rest of the sector sold 17.4% of its output.

¾           Therefore, compared to its peers, the Company's supply strategy gives it greater coverage against fluctuations in wholesale market prices.

¾           The average selling price to final customers stood at 52.6€/MWh, an increase of 19.8% vs. 1H06.

ENDESA: top investor in electricity facilities in the Spanish sector

¾           ENDESA invested Euro 1,140 million in Spain and Portugal in 1H07, of which Euro 1,017 million, or 89.2%, was capex. This underscores the Group’s position as the largest investor in electricity facilities among Spanish power companies.

¾           Euro 519 million of this capex was spent on upgrading distribution assets to enhance the quality and security of supply.

¾           We also highlight the investment made in renewable energy plants. This amounted to Euro 167 million in 1H07, i.e., Euro 118 million more than the amount invested in the same period last year.

Sharp growth in generation from cogeneration and renewable energies:  24.6%

¾           Renewable and CHP companies fully consolidated by ENDESA generated 1,540 GWh in the first half, an increase of 24.6% from the same period in 2006.

¾           Gross margin at these companies was Euro 121 million, an increase of 0.8% from 1H06.

Distribution activity makes a larger contribution to results

¾           EBIT in distribution business was Euro 517 million or 52.1% higher than the same period last year.

¾           This performance was mainly the result of the increase in remuneration stipulated in the Royal Decree governing tariffs in 2007 and operational improvements achieved in this activity, above all through initiatives to reduce losses and lower fixed costs.

¾           Better earnings from this activity have come alongside a 33.7% improvement in ENDESA’s quality of supply in the last 12 months, which is higher than the sector average and beats the performance seen by the Group's main peers.

Fuel consumption and CO2 costs from mainland generation fall 2% and 80.9% respectively

¾           Fuel consumption at ENDESA’s business in Spain and Portugal stood at Euro 1,040 million 1H07, a decrease of 2% compared to the same period in 2006.

¾           CO2 emissions from mainland output dropped 0.6% while CO2 costs fell 80.9%, fro Euro 68 million in 1H06 to Euro 13 million in 1H07.

ENDESA: A major player in the natural gas market

¾           ENDESA sold a total of 16,538 GWh in the Spanish natural gas market in the first half of 2006, 25.2% more than in the same period a year earlier.

¾           The total regulated and deregulated gas supply business added Euro 116 million to the gross margin in this period, a 73.1% increase on 1H06.  The Company’s share of the deregulated market was 13.3%.

BUSINESS IN EUROPE

Significant contribution to total net income from business in Europe

¾           The Group's business in Europe reported net income of Euro 206 million in 1H07, contributing  16.4% to total net income.

¾           Measured on a like-for-like basis, i.e., stripping out the tax effect relating to Endesa Italia’s revaluation of the tax bases of its assets carried out in 1H06, net income at this business would have been 1.5% higher than in the same period last year.

¾           EBITDA was Euro 607 million, accounting for 15.8% of total Group EBITDA and an increase of 3.4% compared to 1H06.

Key operating data

¾           ENDESA’s output in Italy rose to 12,170 GWh in 1H07 with total sales of 16,314 GWh.

Endesa Hellas: A new operator on the Greek market

¾           On 27 June, ENDESA presented Endesa Hellas, a new operator on the Greek market with potential to expand into other markets in southeast Europe. The company is the result of a strategic alliance signed by ENDESA with Greek metallurgy and engineering company Mytilineos Holding, S.A. in which it holds a 50.01% stake.

¾           The new company will become the largest independent energy operator in Greece and have the largest order book of projects under construction and in development in the country, as well as a  generation mix balanced between thermal and renewable capacity.

¾           Mytilineos will contribute to this joint venture all its thermal and renewable energy assets in addition to the licenses it currently holds while ENDESA will contribute Euro 485 million, plus a further amount of up to Euro 115 million, payable on the basis of the success of some of the wind farm projects currently in the process of obtaining authorisation.

Italy: Significant progress on new facilities

¾           Within the framework of its strategy for growth in renewable energies, Endesa Italia acquired, in the beginning of the year, Piano di Corda and Serra Pelata wind farms, with 112 MW of total capacity, completing an agreement with Gamesa signed for the acquisition of wind assets in Italy.  Both will come on stream in 2008.

¾           During 1H07 Montecute (42 MW) and Trapani (32 MW) wind farms went on stream, and July saw the start up of the Poggi Alti plant, with installed capacity of 20 MW.

¾           At the same time, construction continued as scheduled on the two 400 MW CCGTs at the Scandale plant, in which ENDESA Europa owns 50%, as did preliminary work on the Livorno offshore regasification terminal.

France: Growth in Endesa France’s main income statement items

¾           In the first half of 2007, Endesa France, the new commercial name of French generator Snet, contributed Euro 108 million to Group EBITDA and Euro 58 million to EBIT, with growth of 5.9% and 16%, respectively.

¾           Fixed costs fell 6.9% as a result of progress made on the group’s Efficiency Plan.

Significant new capacity at Endesa France

¾           On 12 July, Endesa France obtained the construction permit for a combined cycle plant in the area of Lucy which will have capacity of 400 MW. With this authorisation, Endesa France now has the required permits to construct three combined cycle plants with a total installed capacity of 1,600 MW.

¾           Additionally, in 1H07 the Lehaucourt (10 MW) wind farm came on-stream and construction work started on Les Vents de Cernon (17.5 MW). In July order for the construction of the Muzillac wind farm (10 MW) was given.

Dividends paid by Endesa Italia and Snet

¾           In 1H07 Endesa Italia paid shareholders a dividend of Euro 216 million, of which Euro 173 million corresponded to Endesa Europa.

¾           In the same period, Snet paid shareholders a dividend of Euro 33 million, of which Euro 21 million corresponded to Endesa Europa.

BUSINESS IN LATIN AMERICA

Growth in total EBITDA (6.8%) and EBIT (5.2%) confirm progress of this business

¾           Net income at ENDESA’s Latin American business totalled Euro 176 million in 1H07, 6.9% lower than the same period a year earlier on a like-for-like basis, after discounting the one-off tax impact arising from the merger of Elesur and Chilectra and asset disposals.

¾           This figure accounted for 14% of ENDESA’s total net income.

¾           Net income fall in this business was due to the Euro 2 million of negative exchange differences reported in 1H07, compared to positive differences of Euro 19 million in 1H06 and to non consolidated companies reporting losses of Euro 3 million, compared to net income of Euro 8 million reported in the 1H06.

¾           However, operating results were positive, as reflected by the performance of EBITDA and EBIT. EBITDA in this business area stood at Euro 1,223 million, an increase of 6.8% compared to the same period in 2006 and EBIT was Euro 956 million, a rise of 5.2%. Measured in local currency, EBITDA rose 10.8% and EBIT 9.1%.

¾           We note that these improvements in the main income statement items were achieved against a demanding backdrop highlighted by lower rainfall and problems affecting supply of natural gas.

Growth in sales and significant margin improvements

¾           Total sales reported by ENDESA's Latin American companies rose 6.6% in 1H07 to 30,440 GWh, driven by organic growth in their markets.  Demand in all businesses grew by over 4.6% in the same period.

¾           The generation margin stood at USD28.3/MWh, an increase of 8.8% compared to 1H06, and the distribution margin stood at USD41.2/MWh, an increase of 13.8%.

¾           Energy distribution losses were 11.3% in 1H07, an improvement of 0.1 percentage points from the same period in 2006.

Regulatory update: Edesur’s tariff increase ratification

¾           In the first quarter of 2007, the first distribution tariff increase to be approved in Argentina since the 2001 economic crisis took effect, after the corresponding resolution was published by electricity sector regulator “ENRE”.

¾           This increase, which is to be applied retroactively to November 2005, contributed to an increase of 62.7% in Edesur's EBITDA, bringing it to Euro 83 million in the first half, based on IFRS accounting criteria.

¾           A resolution by electricity sector regulator “ENRE” published on 18 July granted an extension of Edesur’s first period of the concession agreement until 2013. Thus reflecting the trust of local authorities in Endesa’s capabilities.

Cash returns in line with Strategic Plan targets

¾           Cash returns from ENDESA’s Latin American business in the first six months of the year totalled Euro 343 million.

¾           This, coupled with the USD561 million paid in 2005 and 2006, means that 56.5% of the target set out in the Strategic Plan to 2009 has now been achieved (USD 1,600 million).

New capacity development and investment

¾           In Chile, construction work continued on San Isidro II CCGT, with final installed capacity of 377 MW, of which 248 MW came on-stream on 30 April, and on Palmucho hydroelectric plant (32 MW). Also, contract for construction of a new 345MW coal-fired power station, Bocamina II was awarded.

¾           Financial investments made by Latin American companies in 1H07 include the purchase made by Endesa Chile of third-party interests in Costanera (5.5%), Hidroinvest (25%) and Hidroeléctrica El Chocón (2.48%).

Rating upgrade

¾           On 3 July, rating agency Standard & Poor´s upgraded its rating for Enersis and Endesa Chile by one notch from “BBB-“ to “BBB”, both with a stable outlook.

¾           These new ratings reflect the improved financial profile of both companies and the agency’s expectations for a favourable economic scenario in Latin America.

2006 DIVIDEND

¾           In accordance with the resolution passed at the General Shareholders’ Meeting held on 20 June 2007, on 2 July, ENDESA paid a final dividend of Euro 1.14 per share against 2006 results.

¾           Following this payment, the total dividend paid to shareholders against 2006 results, including the gross interim dividend of Euro 0.5 per share paid on 2 January, climbs to Euro 1.64 per share, which implies a total payout of Euro 1,736 million.

CONSOLIDATED RESULTS

ENDESA reports 1H07 net income of Euro 1,255 million

ENDESA reported net income of Euro 1,255 million in 1H07. This figure is Euro 501 million less than the figure reported in 1H06. However, to effect a comparison on a like-for-like basis we need to bear in mind that four significant non-recurrent items were included in 1H06:

-
Recognition of stranded costs for non-mainland generation for 2001-2005, which amounted to Euro 227 million, and for interest, which amounted to Euro 31 million, with a combined impact of Euro 197 million on net income.

-
The tax effect relating to Endesa Italia’s revaluation of the tax bases of its assets to their book values, as permitted by current legislation in Italy. The amount of this tax effect was Euro 148 million and its impact on net income after minority interests stood at Euro 118 million.

-	Fiscal impact of the Elesur and Chilectra merger, which was Euro 170 million, with an impact on net income after minority interests of Euro 101 million.

-	Income generated from asset disposals, which amounted to Euro 260 million, with an impact of Euro 225 million on net income after taxes and minority interests.

In contrast, 1H07 net income is practically entirely recurrent, including only Euro 7 million, after taxes and minority interests, relating to extraordinaries or items relating to asset disposals.

After discounting the above mentioned four effects relating to 1H06 results, and net income from asset disposals carried out in 1H07, net income in the first half of this year grew 11.9%.

References to a like-for-like comparison of earnings in this document always refer to variations produced after deducting the four items mentioned above from the first half of 2006 and income from asset disposals from earnings for 1H07.

ENDESA FIRST HALF 2007 RESULTS
	Euro million	% chg. vs. 1H06	% chg. vs. 1H06 l-f-l	% contrib. to total net earnings
Spain and Portugal	873	(9.2)	19.8	69.6
Europe	206	(36.0)	1.5	16.4
Latin America	176	(41.7)	(6.9)	14.0
TOTAL	1,255	(28.5)	11.9	100.0

Distribution of net income between the different electricity businesses is balanced, reinforcing the Company’s multinational character and its appropriately diversified risk profile.

Electricity Generation:  92,403 GWh

Electricity generation stood at 92,403 GWh in 1H07, a drop of 0.9% compared to 1H06. Increased output in Spain and Portugal (3.4%) and Latin America (0.3%) virtually offset the decline seen in

Europe (13.3%). This drop was due to unfavourable demand for electricity in Italy and France during the early months of the year as a result of milder temperatures compared to 1Q06.

Electricity sales totalled 112,158 GWh, an increase of 3.5% compared to 1H06.

GENERATION AND ELECTRICITY SALES
	Output		Sales
	GWh	%chg. vs. 1H06	GWh	% chg. vs. 1H06
Spain and Portugal	46,385	3.4	56,232	5.7
Europe	16,182	(13.3)	25,486	(4.3)
Latin America	29,836	0.3	30,440	6.6
TOTAL	92,403	(0.9)	112,158	3.5

Output/sales balance

ENDESA met 82.4% of its total electricity sales in 1H07 from its own output.

This output/sales balance allows the Company to significantly reduce the risk relating to its electricity business, giving it an advantage over its competitors which is particularly relevant in the Spanish market.  In 1H07 the Company met 82.5% of its demand in Spain from its own output.

Increase in gross margin (9.1%) and EBITDA (8.4%) on a like-for-like basis.

Revenues were Euro 10,373 million in the first half, unchanged on a like-for-like basis from the same period in 2006. This figure reflects the lower value for revenues registered for greenhouse gas emission rights allocated, free of charge, as a consequence of their price performance. Sales were Euro 10,054 million, an increase of 3.4% compared to 1H06 on a like-for-like basis.

Variable costs fell 8.7% due to lower fuel costs, and above all, for greenhouse gas emission rights. In both cases, the drop derived mainly from reductions in their respective prices.

Performance of revenues and variable costs produced an increase of 9.1% in the gross margin on a like-for-like basis, to Euro 5,532 million.

At the same time, EBITDA was Euro 3,831 million and EBIT was Euro 2,777 million, increases of 8.4% and 5%, respectively, measured on a like-by-like basis.

	Gross margin		EBITDA		EBIT
	Euro million	% chg. vs. 1H06 l-f-l	Euro million	% chg. vs. 1H06 l-f-l	Euro million	% chg. vs. 1H06 l-f-l
Spain and Portugal	3,039	11.5	2001	11.0	1,372	7.5
Europe	782	3.0	607	3.4	449	(2.2)
Latin America	1,711	7.8	1.223	6.8	956	5.2
TOTAL	5,532	9.1	3.831	8.4	2,777	5.0

Net financial expenses: -3.3% in like-for-like terms

ENDESA reported negative financial results of Euro 496 million for 1H07, a 0.8% decrease over the same period in 2006 on a like-for-like basis.

Net financial expenses were Euro 494 million, Euro 14 million higher than in 1H06 and a drop of 3.3% measured on a like-for-like basis.

Net financial expenses for the first half of 2007 were reduced by Euro 67 million as a consequence of the higher interest rate used to calculate real value of contingencies related to workforce reduction programmes, which were recorded as provisions - compared with the one used for this calculation at the end of 2006. The difference is due to a rise in interest rates in the market.

Cash flow from operating activities: growth of 22.1% on a like-for-like basis

The Group reported cash flow from operations of Euro 2,574 million in 1H07, an increase of 13.1% compared to 1H06. Measured on a like-for-like basis, the increase was 22.1%.

CASH FLOW
	Euro million	% chg. vs. 1H06
Spain and Portugal	1,334	22.3
Europe	435	27.9
Latin America	805	18.7
TOTAL	2,574	22.1

Investments: Euro 1,790 million

ENDESA invested a total of Euro 1,790 million in the first half of 2007. Of this figure, Euro 1,559 million was invested in capex and intangible assets and the remaining Euro 185 million in financial investments.
INVESTMENTS
	Euro million
	Capex and Intangible assets	Financial	TOTAL
Spain and Portugal	1,056	84	1,140
Europe	145	33	178
Latin America	358	68	472
TOTAL	1,559	185	1,790

Financial situation

ENDESA had net debt of Euro 20,312 million at 30 June 2007, 2.4% higher than the figure reported at year-end 2006.

BREAKDOWN OF NET DEBT BY BUSINESS LINE
	Euro million
	30-06-07	31-12-06	Change		% chg.
Business in Spain and Portugal	12,719	12,548	171		1.4
Business in Europe -Endesa Italia -Other	1,719 754 965	1,674 748 926	45 6 39		2.7 0.8 4.2
Business in Latin America -Enersis Group -Other	5,874 5,207 667	5,618 4,749 869	256458	(202)	4.69.6	(23.2)
TOTAL	20,312	19,840	472		2.4

We would point out that ENDESA had the recognised right to collect Euro 2,883 million on 30 June 2007 in connection with two regulatory issues: Euro 1,441 million for financing the revenue shortfall from regulated activities and Euro 1,442 million in compensation for stranded costs in non-mainland generation. Stripping out these recognised regulatory items, ENDESA’s net debt at 30 June 2007 was Euro 17,429 million.

Average cost of ENDESA’s total debt was 5.77% in 1H07, while cost of the debt for the ENERSIS Group was an average 9.34%. Stripping out Enersis Group debt, average cost of ENDESA’s debt was 4.51% in the period.

The average life of the ENDESA Group’s debt at 30 June 2007 was 5.3 years.

ENDESA enjoys a high degree of protection against interest-rate risk, since 61% of its total debt is either fixed-rate or hedged. If we include net debt of the items receivable to be recouped as part of electricity regulation, the percentage of debt that is either fixed rate or hedged climbs to 71% of the total.

At 30 June 2007, ENDESA in Spain and its direct subsidiaries, excluding  Enersis Group, had liquidity of Euro 6,500 million. Of this amount, Euro 6,216 million related to undrawn sums on unconditional credit lines.  This liquidity is sufficient to cover the final dividend paid against 2006 earnings on 2 July 2007 and debt maturities for the next 23 months for this group of companies.

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Enersis group		Total ENDESA group
	Euro mill.	% of total	Euro mill.	% of total	Euro mill.	% of total
Euro	15,032	100	-	-	15,032	74
Dollar	73	-	2,148	41	2,221	11
Other currencies	-	-	3,059	59	3,059	15
TOTAL	15,105	100	5,207	100	20,312	100
Fixed rate	6,467	43	3,912	75	10,379	51
Hedged	1,689	11	238	5	1,927	10
Floating	6,949	46	1,057	20	8,006	39
TOTAL	15,105	100	5,207	100	20,312	100
Avg. life (years)	5.2	5.6	5.3

Enersis Group held cash and cash equivalents totalling Euro 527 million at 30 June 2007, as well as Euro 512 million in unconditional undrawn credit lines relating to two syndicated loan operations. The total covers debt maturities for the next 19 months.

As of the date of release of 1H07 earnings, ENDESA’s long-term debt ratings are: Standard & Poor's: A, Moody’s: A3, and Fitch: A+, all of them under review for a possible downgrade as a result of the takeover bid launched by Enel and Acciona for 100% of the Company.

Total equity: Euro 16,378 million

ENDESA’s total equity was Euro 16,378 million at 30 June 2007, Euro 442 million higher than at year-end 2006.

Of this total equity, Euro 11,442 million belonged to ENDESA S.A. shareholders, and Euro 4,936 million to minority shareholders of Group companies.

Total equity corresponding to ENDESA S.A. shareholders increased by Euro 151 million from 31 December 2006 as a result of net income reported in 1H07 of Euro 1,255 million, of revenues and expenses recognised in equity, with a net positive effect of Euro 251 million, and of a decrease caused by the distribution to shareholders of a final dividend paid against 2006 results of Euro 1,207 million in addition to a bonus for attendance at the Extraordinary General Shareholders Meeting which was planned for 20 March, 2007 and totalled Euro 148 million.

Financial leverage: 124%

Positive performance of the Group's total equity allowed it to offset an increase in net debt, and position ENDESA’s leverage at 124% on 30 June 2007, as compared to 124.5% on 31 December 2006.

If we include net debt from these regulatory items, the leverage ratio to 1H07 would be 106.4%.

This ratio is in line with the target set out in the Strategic Plan, which sets a limit of 140%.

Shareholder remuneration

At the General Shareholders’ Meeting held on 20 June, the Company agreed to pay a dividend of Euro 1.64 per share gross against 2006 results. This implies a total payment of Euro 1,736 million.

On 2 January 2007 a gross interim dividend of Euro 0.50 per share was paid, in addition to a final dividend of Euro 1.14 per share paid on 2 July, putting the total paid out at Euro 1,207 million.

In addition, ENDESA in the first quarter of 2007 distributed an attendance bonus of Euro 0.15 per share, or additional remuneration of Euro 148 million, for attending the Extraordinary General Shareholders’ Meeting, which was scheduled for 20 March.

In all, ENDESA distributed to its shareholders a total of Euro 4,425 million since 2005, i.e. 44.7% of the Euro 9,900 million committed for this concept in the period 2005-2009 in accordance with the Company’s Strategic Plan.

STRATEGIC PLAN

Recurrent income obtained by ENDESA in the first six months was in line with targets set out in its Strategic Plan.

This Plan, announced to the markets in October 2005, has not only been met by the Company, but exceeded, all targets laid out for performance of its key economic variables, as a result of the excellent performance among its businesses and a favourable macroeconomic and industry context.

This has led to successive updates of the Plan, which have extended the scope of the targets established.

Strategic objectives

The last Plan update, approved on 24 January, envisages meeting the following targets in 2006-2009:

•	Average compound annual growth of 8% in EBITDA, to Euro 8,500 million in 2009.

•	Average compound growth of 5% in profits, to Euro 3,075 million in 2009, bringing ordinary profit to about Euro 3,000 million.

•
Payment to shareholders of a total of Euro 9,900 million in dividends over the period 2005-2009. Of this amount, Euro 7,600 million will be dividends paid on ordinary income, and Euro 2,300 million will stem from capital gains from sale of non-strategic assets.

•	Leverage below 140%.

Results in line with targets

1H07 results are in line with meeting the following targets:

•	EBITDA climbed 8.4% on a like-for-like basis compared with the first half of 2006.

•	A like-for-like net income increase of 11.9%

•	Financial leverage of 124%.

Shareholder remuneration

With regard to dividends, at the General Shareholders’ Meeting held on 20 June, payment of a dividend of Euro 1.64 per share against 2006 results was approved, implying a total of Euro 1,736 million.

Of the proposed dividend, Euro 1.27 per share will derive from ordinary activities, while Euro 0.37 per share will stem from the capital gains from the sale of non-strategic assets.

As we have already mentioned, ENDESA has distributed to its shareholders a total of Euro 4,425 million in the first two years of the 2005-2009 Strategic Plan – including an attendance bonus of Euro 0.15 per share for the Extraordinary General Shareholders Meeting initially scheduled for 20 March 2007 - which means that 44.7% of the target established for the whole period has been met: or 75% of the target for capital gains from the disposal of non-strategic assets, and 35% of the target for dividends from ordinary activities.

RESULTS BY BUSINESS LINE

BUSINESS IN SPAIN AND PORTUGAL

Net income - Spain and Portugal: Euro 873 million

Net income from business in Spain and Portugal reached Euro 873 million in the first half of 2007, up 19.8% on 1H06 on a like-for-like basis. This figure represents 69.6% of ENDESA’s total bottom line.

EBITDA was Euro 2,001 million and EBIT stood at Euro 1,372 million, an increase of 11% and 7.5% respectively on 1H06 (on a like-for-like basis).

Highlights

In 1H07, the Spanish electricity market witnessed a 40% fall in wholesale market prices compared to the first half of 2006 due to a slowdown in demand, a slump in CO2 prices from 21.88€/tn to  0.12€/tn, and growth of 38.3% and 9.6% respectively in hydro generation and renewables/CHP, particularly wind generation.

However, this decline in prices had a limited impact on ENDESA’s margins thanks to the Company’s focus on supplying the deregulated market, which acts as natural protection against the risk associated with generation activities and the fall in variable costs, mostly CO2 costs, as we explain above.

ENDESA sold 51.7% of its output to final customers on the deregulated market in the first half of the year, a segment where sales prices increased by 19.8%. In contrast, the rest of the sector sold only 17.4% of its output on the deregulated market. This demonstrates that the Company’s supply strategy gives a comparatively greater coverage against fluctuations in wholesale market prices.

We would also note that the impact of Royal Decree 3/2006 on results for this business was lower than in the same period last year. This year, bilateral contracts do not include the output required to cover supply demands, which in 1H06 had a negative impact of Euro 194 million.

With regard to the deduction of remuneration according to the value of emission rights, ENDESA is applying the same criteria in 2007 as it did in 2006. The fall in CO2 prices means a deduction of only Euro 9 million, compared to Euro 121 million in the first half of 2006.

Additionally, results reported by the gas supply business have shown a significant improvement in 1H07, contributing Euro 116 million to the gross margin. ENDESA achieved a share of 13.3% of the deregulated gas market at the end of 1H07.

Lastly, revenues from distribution business increased by Euro 168 million in the first half of the year. The recent regulatory changes, improving remuneration for this activity drove this positive performance.  Also, increase in distribution revenues, coupled with a sharp reduction in costs, drove a 37.1% year-on-year or Euro 205 million increase in EBITDA in 1H07.

Key operating highlights

Still Spain’s leading electric utility

ENDESA maintained its leading position in the Spanish electricity market in the first half of the year.

The Company boasts a 36.1% market share in ordinary regime electricity generation, 42.3% in share distribution, 55.2% in sales to deregulated customers and 43.2% in total sales to final customers.

Competitive advantages in generation relative to peers

In Spain, the Group produced a total of 46,385 GWh in 1H07. As its total demand was 56,232 GWh, this output was sufficient to meet 82.5% of its demand with its own output.

Nuclear and hydro powered energy accounted for 43.6% of the Company’s mainland generation mix, compared to 38.1% for the rest of the sector. Furthermore, the load factor at its thermal facilities was also higher than the average of its competitors: 69.7% compared to 49.3%, respectively.

Growth in sales (5.7%) and customer base

The total demand supplied by ENDESA, measured by its own sales, was 56,232 GWh in 1H07, an increase of 5.7% vs. 1H06.

At 30 June 2007, the number of customers supplied by the distribution business was 11,337,963, an increase of 243,486 vs. 1H06. 1,140,149 were supplied on the deregulated market, an increase of 6.4% compared to the same period last year.

Excellent quality of supply

ENDESA has notably improved its quality of supply in recent years and this trend continued during the first six months of 2007 placing it higher than the sector average and its two main rivals.

ENDESA’s system average interruption duration index in Spain (SAIDI or TIEPI) for 1H07 was 40 minutes, 25.9% better than in 1H06. The 12 month period from 1 July 2006 to 30 June 2007 reflected an improvement of 33.7%.

In terms of customer services, ENDESA's retention rate for customers switching to the deregulated market was 109.2% in 1H07 which implies that the net balance between customers captured and customers lost is positive. This rate is higher than its peers and reflects strong loyalty to the Company.

Primary energy emissions auctions

During 2Q07, ENDESA and Iberdrola carried out the first primary energy emissions auction (VPPs) in Spain as per Royal Decree 1634/2006 with a total volume of 1.45 TWh.

Two different products were available to participants:

▪           Firstly, 600 equivalent quarterly megawatts of base product at a strike price of 17 €/MWh were auctioned, which can be used 24 hours per day and seven days per week.

▪	Secondly, 250 equivalent quarterly megawatts of peak product were auctioned at a strike price of 52€/MWh, which can be used from 8.00 to 12.00 from Monday to Friday, excluding public holidays.

Progress in the Capacity Plan

During 1H07 construction of the 800MW CCGT As Pontes site in La Coruña continued on schedule and it is slated to come on stream soon.  Also, transformation to imported coal of group 3 at the site began with work due to conclude in October.  Once completion of transforming the last group to start in January, is concluded, this plant will cease to use local lignite leading to a significant reduction in greenhouse gas emissions.

During 2Q07, ENDESA began work to upgrade the steam turbines at its coal-fired plants including the As Pontes, Compostilla, Teruel, Litoral and los Barrios sites with work due to conclude in July 2010.

This upgrade will involve replacing all mobile and fixed parts of the high and medium pressure turbines with new, state-of-the-art materials which are highly efficient and will extend the turbines’ useful life by about 25 years.  Total investment is estimated at over Euro 54 million.

The project is aimed at improving each plant’s individual consumption by 3% as well as increasing exit capacity and availability and also reducing maintenance costs.

Finally, worth highlighting is the fact that in July Endesa Generación was awarded a municipal permit to construct a 20.1 MW photovoltaic solar energy plant in San Roque (Cadiz).

1 July 2007 tariff revision

On 30 June, the Spanish Cabinet passed Royal Decree Law 871/2007 revising the electricity tariff from 1 July 2007. An average increase of 1.81% over the previous tariff which had come into effect on 1 January 2007 has been established for non-domestic tariffs.

The Royal Decree recognises, ex ante, a Euro 750 million deficit in revenues from regulated activities between 1 July and 30 September 2007.

It also establishes a definitive price as per Royal Decree Law 3/2006 of Euro 49.23/MWh for sales to the wholesale generation market carried out between the introduction of said regulation and 31 December 2006 which matches purchases by a distributor belonging to the same group for sale to the regulated market. These transactions had been settled at a provisional tariff of Euro 42.35/MWh as established by Royal Decree Law 3/2006.

The measures intended to reduce the deficit in revenues from regulated activities included determining the price to be applied to sales between generation and distribution companies belonging to the same group as a part of a bilateral contract – as mentioned above, this price has been set at Euro 49.23/MWh – and the discount corresponding to the incorporation of CO2 emission rights in the setting of prices for the wholesale market,

At the time of writing this report, the definitive legislation establishing the method to be used for calculating the discount corresponding to the incorporation of greenhouse emission gases, was still pending execution.

Therefore, ENDESA believes that estimated revenues for 2006 included in that year’s annual accounts, are still the most likely to be settled. Therefore, the company has not amended these figures as legislation is still being finalised.

Once this legislation is finalised, any difference will be recorded in the subsequent set of accounts following the implementation of this regulation. In any event, we do not believe that this difference, should it arise, will affect ENDESA’s consolidated figures.

The tariff deficit

Despite the 4.3% increase in the electricity tariff in 2007, regulated revenues were not sufficient to fully cover system costs. This led to an estimated deficit in revenues from regulated activities in the sector of Euro 505 million, of which Euro 223 million corresponds to ENDESA.

As we have mentioned above, Article 2 of Royal Decree 3/2006 states that regulated revenues should decline with the internationalisation of CO2 rights by applying the matched selling price in the wholesale market. This decline amounts to Euro 9 million, so estimated net tariff shortfall stands at Euro 214 million.

In accordance with Royal Decree 1634/2006, this deficit will be recovered in 2007 by ceding the collection rights to third parties via auction.

In 1H07 the deficit to be recovered was updated. This change, based on information made available in the last provisional settlement made by the National Energy Commission (CNE), has not affected the Company’s net income.

Revenues: Euro 4,997 million

ENDESA reported revenues of Euro 4,997 million from the electricity business in Spain and Portugal in January-June 2007, a drop of 0.9% compared to 1H06 (like-for-like).

This decline is due to lower allocation of free CO2 emission rights to revenues as the allocation is carried out based on market price which was much lower in 2007 than in 2006.

Also, sales advanced 5.1% to Euro 4,832 million vs. 1H06 (like-for-like).

SPAIN AND PORTUGAL SALES
	Euro million
	1H07	1H06 (l-f-l)	Change (l-f-l)	% Chg
Mainland generation under Ordinary Regime	2,055	2,126	(71)	(3.3)
Sales to deregulated customers	1,147	879	268	30.5
Other sales in the OMEL	908	1,247	(339)	(27.2)
Renewable/CHP generation	129	142	(13)	(9.2)
Regulated revenues from distribution	1,036	890	146	16.4
Non-mainland generation and supply*	881	861	20	2.3
Supply to deregulated customers outside Spain	177	147	30	20.4
Gas supply	365	279	86	30.8
Regulated revenues from gas distribution	32	23	9	39.1
Other sales and services rendered	157	131	26	19.8
GRAND TOTAL	4,832	4,599	233	5.1

* For purposes of comparison, 1H06 figures do not include the Euro 227 million for compensation from over pricing of non-mainland generation in 2001-2005 which were recorded in that half in accordance with the Ministerial Orders passed on 30 March 2006.

Mainland generation

Demand for electricity in the Spanish mainland system as a whole in 1H07 grew by 2.6%. Renewable/CHP generation rose 9.6% while ordinary regime generation was unchanged.

ENDESA’s mainland electricity output was 39,302 GWh, 3.4% higher than the same period last year.

Of this amount, 37,762 GWh corresponded to power generated under the ordinary regime, a rise of 2.6% compared to 1H06, and better than this type of generation in Spain as a whole. 1,540 GWh corresponded to renewables/CHP generation. This marked an increase of 24.6%, which was much higher than the rise seen in this type of generation in the system as a whole.

The average pool price rose to Euro 39.62/MWh in 1H07, down 40% compared to 1H06.

The increase in mainland output and the higher prices charged to deregulated customers were not enough to offset the lower pool price leading to a 3.3% decrease in mainland electricity generation sales under the ordinary regime vs. 1H06. However, this decline was offset by lower variable costs.

Lastly, we would point out that ENDESA’s coal plants continued to play an important role in meeting Spanish electricity demand in 1H07. Utilisation rate at these plants was 78.7% in response to grid requirements, proving that, in spite of the CCGT and wind farm capacity additions, coal plants are still indispensable to meet the country’s electricity requirements. Specifically, ENDESA's coal-fired plants covered 13.6% of mainland demand in the first quarter of the year.

ENDESA’s renewables/CHP  generation

Renewable and CHP companies fully consolidated by ENDESA generated 1,540 GWh in the first half, an increase of 24.6% from the same period in 2006.

Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 129 million, 9.2% less than in the first half of 2006.

This decline was due to the cessation of renewable energy supply activities carried out by Endesa Cogeneración y Renovables (ECyR) during 1H06 which entailed more electricity purchases and sales. Discounting this factor, sales figures would remain stable as the negative impact of the lower sales price is offset by increase in generation.

Despite this fall in revenues, the gross margin on ENDESA's renewables/CHP generation business grew 0.8% to Euro 121 million.

Supply to deregulated customers

ENDESA had 1,140,149 customers in the deregulated market at the end of 1H07: 1,068,548 in the Spanish mainland market, 68,162 on the islands and 3,439 in deregulated markets other than Spain.

ENDESA's sales to these customers as a whole rose to 19,832 GWh in the first half of 2007, 5% more than in the same period last year. Of this amount, 17,523 GWh was sold to the deregulated Spanish market, an increase of 4.6% and 2,309 GWh to European deregulated markets, an increase of 8.4%.

Sales to deregulated customers in Spain (excluding the tolls payable to Endesa Distribución) totalled Euro 1,213 million, a 28.6% increase on 1H06. Of this amount, Euro 1,147 million corresponded to the mainland deregulated market and Euro 66 million to the non-mainland market.

Revenues from sales to deregulated European markets other than Spain were Euro 177 million, up 20.4% compared to 1H06.

Lastly, the average selling price to final customers rose 19.8% vs. 1H07 deriving from the Company’s stringent and selective commercial policy.

Distribution

ENDESA distributed 57,721 GWh of electricity in the Spanish market in the first half of 2007, a 2.5% increase on the same period of 2006.

Revenues from regulated distribution activities were Euro 1,036 million, a 16.4% increase on the figure seen in 1H06, due mainly to higher remuneration for this activity set by the Royal Decree governing the electricity tariff for 2007.

ENDESA supplied 36,400 GWh of electricity to its regulated customers during 1H07, 6.2% higher than the same period in 2006.

Non-mainland generation

ENDESA’s output in non-mainland systems was 7,083 GWh in the first half of 2007, 3.4% more than in the same period of 2006.

Like-for-like sales were 2.3% higher, at Euro 881 million. Of this amount, Euro 815 million corresponds to regulated market sales and Euro 66 million to liberalized market sales.

Gas distribution and supply

ENDESA sold 16,538 GWh to the Spanish natural gas market in the first six months of 2007, 25.2% higher than the figure for the same period the year before.

Also, 15,085 GWh were sold to customers on the deregulated market, an increase of 28.4%, and 1,452 GWh to customers on the regulated market, in line with the figure seen in 1H06.

The 16,538 GWh sold in both regulated and deregulated markets, together with the gas used by ENDESA’s own generation plants, amount to a total of 24,693 GWh, implying a market share of 12.4%.

In economic terms, revenues of Euro 365 million were obtained from sales of gas on the deregulated market, an increase of 30.8% vs. 1H06. This increase triggered growth of 100% on the gross margin from gas supply, putting this figure at Euro 80 million.

Revenues from regulated gas distribution totalled Euro 32 million, Euro 9 million more than the same period last year.

Other operating revenues

Other operating revenues in 1H07 in Spain and Portugal came to Euro 165 million, Euro 277 million less than in 1H06.

This item includes only Euro 3 million corresponding to the 1H07 portion of CO2 emission rights allocated to ENDESA within the scope of the Spanish National Allocation Plan for emissions (NAP), which are recorded under revenues.

This figure is Euro 333 million lower than the figure recorded under revenues in 1H06, due mainly to strong fall in the market price for these rights. However, this drop in revenues was offset by lower expense recorded for use of these emission rights.

Operating expenses

Breakdown of operating expenses in the Spanish and Portuguese business in 1H07 is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	1H 07	1H 06	Difference	% Chg
Purchases and services	1,958	2,315	(357)	(15.4)
Power purchases	474	537	(63)	(11.7)
Fuel consumption	1,040	1,061	(21)	(2.0)
Power transmission expenses	263	173	90	52.0
Other supplies and services	181	544	(363)	(66.7)
Personnel expenses	561	500	61	12.2
Other operating expenses	566	499	67	13.4
Depreciation and amortisation	629	527	102	19.4
GRAND TOTAL	3,714	3,841	(127)	(3.3)

Power purchases

Power purchases during the period stood at Euro 474 million, a drop of 11.7% vs. 1H06.

This fall reflects the net impact of the decline in operations in the wholesale generation market as a result of lower average pool price, which was partly offset by higher gas purchases for supply to the deregulated market. These purchases increased despite lower price of gas as a result of the 28.4% rise in sales to these customers.

Fuel consumption

Fuel consumption totalled Euro 1,040 million in 1H07, 2% less than the same period last year due to efficient management in the midst of higher raw material prices.

Other supplies and services

Other supplies and services totalled Euro 181 million, some Euro 363 million less than in 1H06.

Of this amount, Euro 333 million is due to the lower value assigned to the freely allocated emission rights which offset lower revenues of rights as described in section “Other operating revenues”, and Euro 56 million correspond to lower cost incurred in 2007 emissions and not  cover  by the 2006 freely allocated emission rights.

In 1H07 CO2 emissions were cut by 1.5 million tonnes.

Personnel expenses

At 30 June, 2007, ENDESA’s workforce in Spain and Portugal stood at 12,719 employees, similar to the previous year.

Personnel expenses amounted to Euro 561 million in 1H07, an increase of 12.2% vs. the same period in 2006.

These expenses include Euro 73 million corresponding to a provision for headcount reductions. Stripping out the impact of net provisions for contingencies related to redundancies both in 1H06 and 1H07, personnel expenses in the first three months of the year were 5.9% higher.

Net financial expenses: down 14.8% (like-for-like)

Financial expenses in 1H07 stood at Euro 188 million, 18.6% lower than the figure reported in 1H06 (like-for-like).

Of this amount, Euro 190 million corresponded to net interest expenses, 14.8% less than in the same period last year, and Euro 2 million to exchange-rate gains.

When assessing financial results, the Euro 2,883 million financial assets corresponding to the tariff deficit and compensation for stranded costs on non-mainland generation, both of which bear financial interest, must be considered.

Net financial expenses in 1H07 include revenue of Euro 67 million corresponding to a higher interest rate applied to calculate the value, at 30 June 2007, of obligations relating to workforce reduction programmes existing at that date compared to the rate used to make this calculation at year end 2006. The difference is due to higher market interest rates.

Net financial debt for Spain and Portugal business at 30 June, 2007 stood at Euro 12,719 million vs. Euro 12,548 million at year-end 2006.

Cash flow from operating activities: Euro 1,334 million

Cash flow from operating activities from Spanish and Portuguese electricity business totalled Euro 1,334 million in 1H07, an increase of 22.3% on the same period last year.

Investments: Euro 1,140 million

In 1H07, investments in Spain and Portugal totalled Euro 1,140 million, 6.2% higher than in the same period in 2006.

89.2% of total investment was spent on capex to develop or enhance electricity generation and distribution facilities. We would highlight the increase in investments at renewable/CHP facilities.

TOTAL INVESTMENT IN SPAIN AND PORTUGAL
	Euro million
	1H07	1H 06	% Chg
Capex	1,017	974	4.4
Intangible	39	43	(9.3)
Financial	84	57	47.4
Total investments	1,140	1,074	6.2

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	1H 2007	1H 2006	% Chg
Generation	485	374	29.7
Ordinary regime	318	325	(2.2)
Renewable/CHP	167	49	240.8
Distribution	519	584	(11.1)
Other	13	16	(18.8)
Total	1,017	974	4.4

BUSINESS IN EUROPE

Net Income in Europe: Euro 206 million

Net income from electricity business in Europe totalled Euro 206 million in the first half of 2007, an increase of 1.5% on the same period in the previous year (like-for-like).

Highlights

Pick-up in demand in the second quarter

During 1H07 electricity business in Europe was affected by unfavourable demand for electricity in Italy and France largely due to warmer temperatures in both countries during the first three months of the year.

However, demand picked up in both countries during the second quarter with Italy recording a 1.7% increase in April-June, thereby offsetting the decline in the previous three months.  The total difference in 1H07 vs. 1H06 was 0.1%.

Meanwhile, France saw demand fall by 6% during the first six months of the year although this figure was not as low as the 10% decline recorded in the first quarter.

The price differential between France and Italy resulting from sharp fall in prices in France prompted Italy to replace its own production with imports. This saw activity decline 3% in Italy compared to the first six months of 2006.  In France meanwhile, the 3.5% drop in own production was less than the fall in demand (-6%) as it exports more electricity.

As a result, generation for ENDESA’s business in Europe totalled 16,182 GWh in 1H07, 13.3% less than in 1H06.  Also, electricity sales were down 4.3% to 25,486 GWh.

Despite this, EBITDA and gross margin rose 3.4% and 3%, respectively. In the case of Endesa Italia, it was due to lower production costs due to improved mix, lower CO2 costs and a higher self-supply of green certificates.  While for Endesa France, the new commercial name of the French generator Snet, sales in the forward market at prices set in 2006 which are higher than prices for 2007 and a 6.9% decline in fixed costs due to excellent performance of the Efficiency Improvement Plan contributed to these increases.

BREAKDOWN OF ENDESA’S OUTPUT AND SALES IN EUROPE
	Output (GWh)			Sales (GWh)
	1H07	1H06	% Chg	1H07	1H06	% Chg
Italy	12,170	13,065	(6.9)	16,314	16,778	(2.8)
France	3,171	4,606	(31.2)	8,331	8,857	(5.9)
Poland*	841	1,000	(15.9)	841	1,000	(15.9)
GRAND TOTAL	16,182	18,671	(13.3)	25,486	26,635	(4.3)
(*) ENDESA is present in the generation business in Poland through the Bialystock CHP, which is controlled by Snet.

ENDESA enters the Greek market

On 27 June ENDESA presented Endesa Hellas.  This company is the result of a strategic alliance signed in March between ENDESA and Mytilineos Holding, S.A. resulting in the largest independent operator in the Greek market with the potential to expand into other markets in southeast Europe.  ENDESA holds a 50.01% stake in the company while the Mytilineos group holds 49.99%.

Mytilineos contributed all its thermal and renewable energy assets in addition to the licences it currently holds making Endesa Hellas the operator with the largest order book of projects under construction and in development in the Greek market which should allow it to obtain a 10% market share in 2010.

Of particular note are the 334 MW CHP plant due to come on stream shortly, the 430 MW CCGT currently under construction and other projects relating to a new 600 MW coal fired plant as well as other renewable energy facilities with over 1,000 MW of installed capacity. The company has also been awarded licences to build another CCGT and coal-fired plant as well as 310 MW in trading activities.

ENDESA will contribute Euro 485 million, plus a further amount of up to Euro 115 million, payable on the basis of success of some of the wind farm projects currently in process of obtaining authorisation.

Through its holding in Endesa Hellas, which has already begun operations, ENDESA has acquired an important stronghold in one of Europe’s most attractive electricity markets both strategically, given its growth prospects, and in terms of its pricing structure and interconnections with Italy, Bulgaria, Macedonia and Albania.

New installations in Italy and France

During the first six months of 2007, Endesa Europa continued construction as scheduled on the two 400 MW CCGTs units at Scandale (Calabria) and successfully completed an agreement with Gamesa for the acquisition of wind assets in Italy.  The two last companies to be included in this agreement, acquired in February this year, own the construction and operation rights for the Piano di Corda (54 MW) and Serra Pelata (58 MW) wind farms. Both will come on stream in 2008.

Also, during 1H07 Montecute (42 MW) and Trapani (32 MW) wind farms went on stream, and July saw the start up of the Poggi Alti plant, with installed capacity of 20 MW. The total installed capacity for wind power in Italy now totals 152 MW.

Italy now has nine wind farms either operational or under construction following the acquisition of the facilities from Gamesa and the others which are being developed. These farms give Endesa Europa a 15% share of installed wind capacity in Italy, ensuring that up 77% of its "green certificates" in the Italian market are provided for and giving it one of the biggest wind generation operations in the country with installed capacity of more than 300 MW in operation in 2009.

Meanwhile, in France, in the first half of the year Endesa France’s first wind farm (Lehaucourt 10 MW) started up and construction of the Les Vents de Cernon commenced. This will have installed capacity of 17.5 MW and is expected to start operating this year.

Also, on 12 July, Endesa France obtained the construction permit for a combined cycle plant in the area of Lucy which will have capacity of 400 MW. With this authorisation, Endesa France now has the required permits to construct three combined cycle plants with a total installed capacity of 1,600 MW.

In July the company started construction of the Muzillac wind farm (10 MW) which will bring the company’s total wind assets to 75 MW.

In short, the progress made in developing new capacity during the first seven months of the year place Endesa France in an excellent position to meet targets set out in its Industrial Plan, which includes obtaining 2,000 MW in CCGT output and 200 MW in renewable energies output by 2010.

Dividends at Endesa Italia and  Snet

In 1H07 Endesa Italia paid shareholders Euro 216 million charged against 2006 earnings of which Euro 173 million corresponded to Endesa Europa.

Snet also paid a dividend of Euro 33 million to its shareholders, of which Euro 21 million corresponded to Endesa Europa.

EBITDA: Euro 607 million

ENDESA’s business activity in Europe reported EBITDA of Euro 607 million in 1H07, an increase of 3.4% vs. 1Q06 and EBIT of Euro 449 million, down 2.2%.

EBITDA & EBIT IN EUROPE
	EBITDA (€ m)			EBIT (€ m)
	1H07	1H06	% Chg	1H07	1H06	% Chg
Italy	503	485	3.7	396	409	(3.2)
Endesa France	108	102	5.9	58	50	16.0
Trading	21	21	-	21	21	-
Holding & others	(25)	(21)	NA	(26)	(21)	NA
Total	607	587	3.4	449	459	(2.2)

EBITDA and gross margin increase in Italy

As mentioned above, in 1H07 demand for electricity in Italy remained flat (+0.1%) vs. 1H06 with a significant increase in imports in the north of the country due to the price differential with France.

These factors, coupled with lower rainfall during the first six months of the year, meant that utilisation at ENDESA’s plants in Italy was lower. As a result, electricity generation fell 6.9% to 12,170 GWh.

Furthermore, these two factors triggered a fall in electricity prices on the wholesale market and a 2.8% drop in group sales in Italy to 16,314 GWh. which led to a 7.9% decline in revenues.

This was offset by a 9.3% fall in fuel consumption and lower CO2 costs due to a sharp drop in emission rights prices which helped boost EBITDA by 3.7% compared to 1H06.

ENDESA ITALIA KEY DATA
	Euro million
	1H 07	1H 06	Difference	% Chg
Revenues	1,384	1,503	(119)	(7.9)
Gross profit	586	562	24	4.3
EBITDA	503	485	18	3.7
EBIT	396	409	(13)	(3.2)

Growing results at Endesa France

Despite a decline in electricity generation triggered by unfavourable weather conditions, as in the case of Italy, Endesa France’s results marked a positive trend in 1H07, largely due to lower fixed and variable costs.

EBITDA in 1H07 rose 5.9% to Euro 108 million and EBIT by 16% to Euro 58 million vs. 1H06.

ENDESA FRANCE KEY DATA
	Euro million
	1H 07	1H 06	Difference	% Chg
Revenues	521	569	(48)	(8.4)
Gross profit	175	174	1	0.6
EBITDA	108	102	6	5.9
EBIT	58	50	8	16.0

Revenues totalled Euro 521 million in the first six months of the year with a drop of 8.4% vs. 1H06.  This decrease was due to a 31.2% fall in electricity generation, higher than the figure for the whole system (production at the Company in France is measured by the mid and peak hours), and to lower wholesale market prices. However, as we have seen above, this fall was partially offset by the high weight of sales in the forward market with favourable prices agreed the previous year.

Mild weather conditions In Poland also affected electricity output of Endesa France which fell 15.9%. However, tariff review meant revenues were not as harshly affected.

Variable costs at the Company fell 12.4% to Euro 49 million in 1H07 largely due to lower output. Fixed costs fell 6.9% as a result of the progress made on the group’s Efficiency Plan.

Lower fixed and variable costs allowed the group to largely offset the fall in revenues, leading to a 5.9% increase in EBITDA and a 16% rise in EBIT, to Euro 108 million and Euro 58 million respectively.

European business debt: Euro 1,719 million

Net debt at ENDESA’s electricity business in Europe stood at Euro 1,719 million at the close of 1H07, an increase of Euro 45 million, or 2.7%, over the debt balance at the end of 2006.

Net financial results amounted to an expense of Euro 39 million in 1H07, Euro 14 million higher than in 1H06.

We would recall that that in 2H06 debt increased in the European business line due to investments carried out during the period, leading to a higher financial expense in 1H07 vs. 1H06.

Cash flow from operating activities: Euro 435 million

Cash flow generated by the group’s business in Europe totalled Euro 435 million in the first six months of 2007, an increase of 27.9% with respect to 2006.

Investments: Euro 178 million

Investment in this business area totalled Euro 178 million in 1H07. Of this amount, Euro 140 million was capex (Euro 91 million Endesa Italy and Euro 49 million Endesa France).

Financial investment totalled Euro 33 million and included the acquisition of the Serra Pelata (Euro 14 million) and Piano di Corda (Euro 8 million) wind farms.

BUSINESS IN LATIN AMERICA

Net Income in Latin America: Euro 176 million

In 1H07 net income at ENDESA’s Latin American businesses totalled Euro 176 million, a drop of 6.9% on the same period the previous year (like-for-like).

The fall in net income in this business was due to the fact that Euro 19 million in positive exchange differences were reported in 1H06, compared to negative differences of Euro 2 million in 1H07 and to the poor performance of non consolidated companies which recorded losses of Euro 3 million compared to a profit of Euro 8 million in 1H06.

However, operating results were positive, as reflected by the performance of EBITDA and EBIT. EBITDA in this business area stood at Euro 1,223 million, an increase of 6.8% compared to the same period in 2006 and EBIT was Euro 956 million, a rise of 5.2%. Measured in local currency, EBITDA rose 10.8% and EBIT 9.1%.

We would point out that these increases occurred despite a challenging operating environment with lower rainfall and gas supply difficulties.

Highlights

Growth in volume sales in generation and distribution

The positive macroeconomic environment in the countries where ENDESA has subsidiaries led to sharp increases in demand during 1H07, especially in Peru (10.5%), Chile (6.2%) and Argentina (5.9%).

As a result, total distribution sales at these companies rose 6.6% to 30,440 GWh, with Argentina (8.4%), Peru (7.7%) and Colombia (7.1%) performing particularly well.

As mentioned above, the generation business was affected by gas supply problems during the first six months of 2007 and also lower rainfall in Chile and Argentina.  This led to a fall in hydro output and an increase in liquid fuel output.

Accumulated output during 1H07 was 29,836 GWh, 0.3% higher than the same period in 2006. The increase in output in Peru (24.6%), due to the new Ventanilla CCGT coming on stream and in Chile (4.5%) due to higher thermal output, helped offset the declines in Brazil (14.3%) due to lack of gas and also in Colombia (9%) and Argentina (3.1%) due to lower hydro output.

OUTPUT AND SALES IN THE LATIN AMERICAN BUSINESS
	Output (GWh)		Sales (GWh)
	1H 07	% Chg vs. 1H 06	1H 07	% Chg vs. 1H 06
Chile	9,558	4.5	6,449	5.9
Argentina	8,741	(3.1)	7,887	8.4
Peru	4,159	24.6	2,582	7.7
Colombia	5,514	(9.0)	5,562	7.1
Brazil	1,864	(14.3)	7,960	4.8
GRAND TOTAL	29,836	0.3	30,440	6.6

The favourable performance of ENDESA’s generation subsidiaries, particularly in the first quarter of the year, led to an 8.8% increase in the unit margin to 28.3US$/MWh during 1H07.

Generation margins, measured in dollars, rose sharply in Colombia (35.3%) due to higher prices in the energy spot market being charged to final customers as well as lower rainfall and a higher capacity charges.  Meanwhile, Brazil saw margins rise 21.1% due to a higher average sales price and an improved production mix while in Argentina the 20.8% increase was due to more favourable spot prices. In Chile, the average margin fell 3.1% due to a worse production mix resulting from a lower hydro component and higher thermal output using diesel due to gas supply problems. In Peru, the production mix, with a larger thermal component, and lower prices to the final customer caused a 9.7% reduction in the average margin vs. 1H06.

In the transmission business, at the beginning of June Brazilian company Cien signed an agreement with CAMESA to export up to 700 MW of energy to Argentina between June and September this year.  The company will be paid a fixed toll of USD 5 million/month plus a variable toll of USD5.5/MWh depending on the energy transmitted.

In the distribution business, rising demand, the application of a new tariff regime in Argentina and companies’ operating efficiency improvements all led to considerable improvement in operating indicators.  The unit margin stood at 41.2US$/MWh distributed, an increase of 13.8% vs. 1H06.

After factoring in the effect of retroactive application of tariffs in Argentina, the unit margin shows an 8.3% increase over 1H06. Only Chile saw its unit margin fall following the application of new subtransmission tariffs at Chilectra in 2007 although this effect was offset by higher sales.

Reduction in distribution losses

Energy distribution losses were 11.3% in 1H07, an improvement of 0.1 percentage points on the same period in 2006.

We would highlight the 0.2 percentage point improvement in Brazil due to introduction of new initiatives for fighting fraud.

New capacity development

In 1H07 Endesa Chile continued with construction of the San Isidro II (Chile) CCGT power plant which will have installed capacity of 377 MW. In 2Q07, and within the established time frame, the open cycle of this plant came on stream with an output of 248 MW. This output is 28 MW greater than the projected output thanks to technical improvements achieved whilst the project was under development.

The company also continued work on construction of the 32 MW Palmucho hydro plant.

Work also continued on the Aysén project which entails the construction, starting in 2008, of four hydro plants with total installed capacity of 2,400 MW, the last of which is currently estimated to come on stream towards the end of 2018. Endesa Chile and Colbún hold 51% and 49% stakes, respectively, in this project.

In June, once all pertinent permits were obtained, work began on the Bocamina II coal-fired plant in Chile.  The plant will have an estimated installed capacity of 345 MW and is due to begin operations in 2010.

Also, in May the necessary commercial agreements were signed to give the definitive push for the construction of the Quintero (Chile) liquefied natural gas plant, in which Endesa Chile will hold a 20% stake. Its partners in the project are British Gas, Metrogas and ENAP.

Also, Endesa Eco continued work on construction of the Canela wind farm, the first stage of which will have capacity of 9MW (total capacity will be 18 MW) and the Ojos de Agua mini hydro station, also with capacity of 9 MW.

Lastly, in Colombia work is due to begin this year on repowering the El Guavio hydro plant which will increase installed capacity by 49 MW.  Also, work on the second unit of the Termocartagena fuel-oil plant will commence, adding an additional 68 MW to the plant’s current 142 MW installed capacity.

Regulatory update

In Argentina, Edesur began implementing the first distribution tariff increase since the economic crisis of 2001 following publication of the corresponding resolution by the electricity sector regulator “ENRE”.

The application of this increase, which is effective from November 2005, will enable Edesur to regain appropriate levels of profitability and make necessary investments to meet increasing demand in its market and continue to improve its service quality while simultaneously enhancing service quality.

A resolution by sector regulator “ENRE” published on 18 July granted an extension of the conclusion of the first period of Edesur concession contract until 2013. The 95 yr concession agreement is broken down into periods.  The first period extends for 5 years after start of the integral tariff review. This review will be in effect on 1 February 2008, and if all dates due are met by Argentinean authorities the first period is set to conclude on 1 February 2013.

Additionally, due to the existing deficit situation, Argentinean energy authorities proposed an extension of Foninvemem financing during 2007.  On 15 June, ENDESA’s affiliates subscribed to the official public tender (2007 50% withholding) without obligation of financing increase.

In Brazil, the tariff readjustment approved by the electricity regulator ANEEL for Ampla came into effect on 15 March. This readjustment will be in force for one year and increases the distribution accumulative value (VAD) by 9.6%.

Meanwhile, on 2 April Coelce’s tariffs began to factor in the tariff overhaul which is carried out every four years leading to a 6.35% reduction in the VAD. This is only provisional with the definitive tariff being set in 2008 once the ANEEL has calculated the tariff for all of Brazil’s distributors.

Lastly, the node price report for the April-October half year was published in Chile. Price increased by 6% vs. 1H06 to 73.3 US$/MWh.

Gas Atacama

Gas Atacama’s financial situation was seriously affected by the lack of availability of gas from Argentina.  ENDESA holds an 18.2% stake in this company via its 50% stake in Endesa Chile.

At the same time, CMS, holder of 50% of Gas Atacama, began the process of selling its stake along with the loans granted to the company. Endesa Chile exercised its pre-emptive acquisition rights and has agreed to simultaneously sell both the stake and the related loans to Southern Cross for the same amount.

Gas Atacama has signed various framework agreements and endorsements to change electricity supply contracts to more advantageous ones which will improve its operating and financial situation.

The agreements signed by Gas Atacama include the compulsory condition that Endesa Chile must exercise its pre-emptive acquisition right over CMS’ stake and loans to Gas Atacama and sell these to Southern Cross.  This was the determining factor in the company’s decision.

Given the current situation, the Group carried out an impairment test as of 30 June 2007, taking into account the above-mentioned agreements. The results do not suggest that any value adjustment needs to be made to the stake.

EBITDA: +6.8%

EBITDA in Latin American business totalled Euro 1,223 million in 1H07, a 6.8% increase on 1H06. EBIT rose 5.2% to Euro 956 million.

EBITDA & EBIT IN LATIN AMERICA
	EBITDA (Euro million)			EBIT (Euro million)
	1H 07	1H 06	% Chg	1H 07	1H06	% Chg
Generation and transmission	619	613	1.0	472	492	(4.1)
Distribution	637	556	14.6	522	446	17.0
Other	(33)	(24)	NA	(38)	(29)	NA
GRAND TOTAL	1,223	1,145	6.8	956	909	5.2

Measured in local currency, EBITDA rose 10.8% and EBIT 9.1%.

The table below shows the breakdown of EBITDA and EBIT of ENDESA’s fully consolidated subsidiaries by business line and country in 1H07:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
	EBITDA (Euro million)			EBIT (Euro million)
	1H 07	1H 06	% Chg	1H 07	1H 06	% Chg
Chile	258	291	(11.3)	201	248	(19.0)
Colombia	118	107	10.3	95	85	11.8
Brazil - Generation	81	65	24.6	71	55	29.1
Peru	75	79	(5.1)	51	59	(13.6)
Argentina - Generation	68	66	3.0	44	49	(10.2)
TOTAL Generation	600	608	(1.3)	462	496	(6.9)
Interconnection Brazil-Argentina	19	5	280.0	10	(4)	NA
TOTAL Generation and transmission	619	613	1,0	472	492	(4.1)

Distribution
	EBITDA (Euro million)			EBIT (Euro million)
	1H 07	1H 06	% Chg	1H 07	1H 06	% Chg
Chile	98	102	(3.9)	86	89	(3.4)
Colombia	133	129	3.1	98	98	-
Brazil	276	232	19.0	235	195	20.5
Peru	47	42	11.9	32	27	18.5
Argentina	83	51	62.7	71	37	91.9
TOTAL Distribution	637	556	14.6	522	446	17.0

Generation and transmission

Chile

In 1H07 energy generated totalled 9,558 GWh, up 4.5% on the same period in 2006. This increase was due to low rainfall during the period and also the lack of availability of gas from Argentina, leading to significant rises in costs. Fuel costs rose 184.6% while power purchases advanced 55.5%.

As a result, in 1H07 EBITDA fell 11.3% to Euro 258 million while EBIT dropped 19% to Euro 201 million compared to 1H06.

Colombia

Both generation EBITDA and EBIT in Colombia rose significantly despite being affected by a tax reform affecting companies’ assets at 31 December 2006, which totalled Euro 18 million.

This good performance was due to higher capacity payments at Emgesa following the introduction of the new Reliability Charge on the one hand, and better margin obtained on the sale of electricity in the market to partially offset the 9% decline in generation, caused primarily by impact of the meteorological phenomenon known as “El Niño” on output at the Betania plant.

Consequently, EBITDA rose 10.3% to Euro 118 million compared to the same period in 2006 while EBIT totalled Euro 95 million (+11.8%).

Brazil - Generation

ENDESA’s subsidiaries in Brazil generated a total of 1,864 GWh in 1H07, 14.3% less than in 1H06 due to gas supply problems which affected the Fortaleza plant.

Lower thermal generation was offset with larger purchases on the spot market at lower prices to meet contractual electricity supply obligations and with the division’s improved generation mix resulting from the increase in its hydro output.

Consequently, EBITDA rose 24.6% to Euro 81 million while EBIT increased 29.1% to Euro 71 million.

Peru

ENDESA’s subsidiaries in Peru generated total output in 1H07 of 4,159 GWh, 24.6% more than in 1H06.

This growth was due to the company’s higher thermal and hydro output resulting from incorporation of the gas units of the 142 MW Ventanilla CCGT and increased contribution of the Piura power station, which was off stream for two and a half months last year.

However, increase in output failed to fully offset the fall in sale prices; as a result revenues fell 0.7%. This fall, together with impact on the costs of increased thermal production, caused EBITDA to decrease 5.1% to Euro 75 million and EBIT by 13.6% to Euro 51 million.

Argentina

ENDESA’s subsidiaries in Argentina generated total output of 8,741 GWh in 1H07, 3.1% lower than in 1H06, largely due to lower hydro output. However, sales rose 18% due to higher prices.

LOW rainfall and gas supply difficulties continued to trigger increases in fuel costs due to the need to generate power using liquid fuels, higher prices were sufficient to improve profitability.

Therefore, EBITDA was Euro 68 million, up 3% on 1H06, while EBIT stood at Euro 44 million, a 10.2% decrease.

Interconnection between Argentina and Brazil

Given the problems in exporting electricity from Argentina to Brazil arising from gas supply difficulties affecting use of the interconnection line, Cien, the line operator, is looking at changing its business model so that it becomes profitable again.

During the beginning of June the company signed an export agreement of 700MW with CAMMESA for the period June to September 2007.  The company will receive a fixed toll of US$ 5 million per month plus a variable of 5.5US$/MWh.

This agreement allows usage of the line to transmit electricity from Brazil to Argentina with the corresponding toll being charged.

As a result, interconnection’s EBITDA totalled Euro 19 million in 1H07, Euro 14 million more than in 1H06.  EBIT totalled Euro 10 million, some Euro 14 million more than during the first six months of 2006.

Distribution

Chile

Sales in Chile rose 4.9% largely due to the 5.9% increase in electricity sold.

However, this growth did not offset the decline in the unit margin due to applying the new subtransmission tariff IN THE PERIOD  and consequently put  EBITDA at Euro 98 million, 3.9% less and EBIT at Euro 86 million, 3.4% less.

Colombia

Both EBITDA and EBIT at the Colombian generation business were affected by the one-off impact of the above-mentioned tax on companies’ assets at 31 December 2006, which totalled Euro 11 million.

Nevertheless, EBITDA rose 3.1% to Euro 133 million.  EBIT totalled Euro 98 million, the same as in 1H06.  The 8.7% increase in the gross margin due to a higher sales volume (7.1%) was not enough to offset the negative result of the mentioned one-off.

Brazil

Sales reported by the Brazilian distribution business stood at Euro 845 million in the first half of 2007, a 3.7% increase on 2006. This was partly due to a 4.8% increase in volumes of energy sold and partly to a considerable increase in the unit margin due to application of lower surcharges.

The increase in sales, the significant decline in energy losses and increase of margins led to increases in EBITDA and EBIT of 19% and 20.5%, respectively, to Euro 276 million and Euro 235 million vs. 1H06.

Peru

EBITDA from distribution in Peru came to Euro 47 million in 1H07, an 11.9% increase on 1H06, basically due to the 7.7% rise in energy distributed.

Meanwhile, EBIT rose 18.5% to Euro 32 million.

Argentina

Sales at Argentine distribution business increased by 27% largely as a result of  the increase in energy distributed (8.4%) on the one hand, and of the booking of Euro 40 million in 1Q07 from the tariff increase approved retroactively from November 2005. This was applied following publication of the corresponding resolution by electricity sector regulator “ENRE”.

This led to a 62.7% increase in EBITDA, to Euro 83 million, and a 91.9% rise in EBIT, to Euro 71 million.

Financial results: Euro 269 million

Net financial results at ENDESA’s Latin American business amounted to an expense of Euro 269 million in 1H07, Euro 25 million higher than in 1H06.

Net exchange-rate gains were Euro 21 million lower, down from Euro 19 million in 1H06 to a negative difference of Euro 2 million in the first half of this year.

Net financial expenses totalled Euro 267 million in 1H07, Euro 4 million or 1.5% higher than in 1H06.

Net debt at ENDESA’s Latin American business stood at Euro 5,874 million at 30 June, 2007, an increase of Euro 256 million since the start of the year.

Rating upgrade

On 3 July, rating agency Standard & Poor´s upgraded its rating for Enersis and Endesa Chile by one notch from “BBB-“ to “BBB”, both with a stable outlook.

These new ratings reflect the improved financial profile of both companies and the agency’s expectations for a favourable economic scenario in Latin America.

Cash flow from operating activities: +18.7%

Cash flow generated by the group’s business in Latin America totalled Euro 805 million in the first half of 2007, an increase of 18.7% with respect to the same period in 2006.

Cash returns: USD 343 million

In May Enersis paid a final dividend against 2006 results representing an income of USD 184 million for parent company ENDESA. This dividend provided Cash returns from ENDESA’s Latin American business totalling USD 343 million.

The amount obtained in 1H07, added to the USD 561 million of returns in 2005 and 2006, means the company has achieved 56.5% of its current strategic target of USD1,600 million.

Investments: Euro 472 million

Investment in Latin America in 1H07 totalled Euro 472 million, of which Euro 347 million corresponded to capex.

By business line, investments in tangible assets (capex) break down as follows:

CAPITAL EXPENDITURE IN LATIN AMERICA
	Euro million
	1H 07	1H 06	% Chg
Generation	123	140	(12.1)
Distribution and Transmission	192	220	(12.7)
Other	32	8	300.0
TOTAL	347	368	(5.7)

Financial investments in the period include acquisitions by Endesa Chile in February and March of third-party stakes in Costanera (5.5%), Hidroinvest (25%) and Hidroeléctrica El Chocón (2.48%).

STATISTICAL APPENDIX

KEY FIGURES

Electricity Generation Output (GWh)	1H07	1H06	% Chg.
Business in Spain and Portugal	46,385	44,875	3.4
Business in Europe	16,182	18,671	(13.3)
Business in Latin America	29,836	29,736	0.3
TOTAL	92,403	93,282	(0.9)

Electricity Generation Output in Spain&Portugal GWh)	1H07	1H06	% Chg.
Mainland	39,302	38,025	3.4
Nuclear	11,719	11,609	0.9
Coal	17,569	16,821	4.4
Hydro	4,743	4,001	18.5
Combined Cycle (CCGT)	3,574	3,882	(7.9)
Fuel oil	157	476	(67.0)
Renwables/CHP	1,540	1,236	24.6
Non-mainland	7,083	6,850	3.4
TOTAL	46,385	44,875	3.4

Electricity Generation Output in Europe (GWh)	1H07	1H06	% chg.
Coal	7,068	8,796	(19.6)
Hydro	779	1,358	(42.6)
Combined Cycle (CCGT)	6,678	5,898	13.2
Fuel oil	1,566	2,605	(39.9)
Wind	91	14	550.0
TOTAL	16,182	18,671	(13.3)

Electricity Generation Output in Latin America (GWh)	1H07	1H06	% chg.
Chile	9,558	9,147	4.5
Argentina	8,741	9,018	(3.1)
Peru	4,159	3,339	24.6
Colombia	5,514	6,058	(9.0)
Brazil	1,864	2,174	(14.3)
TOTAL	29,836	29,736	0.3

Electricity Sales (GWh)	1H07	1H06	% chg.
Business in Spain and Portugal	56,232	53,176	5.7
Regulated market	36,400	34,290	6.2
Deregulated market	19,832	18,886	5.0
Business in Europe	25,486	26,635	(4.3)
Italy	16,314	16,778	(2.8)
France	8,331	8,857	(5.9)
Poland	841	1,000	(15.9)
Business in Latin America	30,440	28,549	6.6
Chile	6,449	6,088	5.9
Argentina	7,887	7,274	8.4
Peru	2,582	2,398	7.7
Colombia	5,562	5,193	7.1
Brazil	7,960	7,596	4.8
TOTAL	112,158	108,360	3.5

Gas sales (GWh)	1H07	1H06	% chg.
Regulated market	1,452	1,461	(0.6)
Deregulated market	15,086	11,753	28.4
TOTAL	16,538	13,214	25.2

Workforce	30-06-07	30-06-06	% chg.
Business in Spain and Portugal	12,719	12,725	-
Business in Europe	2,134	2,114	0.9
Business in Latin America	12,050	11,974	0.6
TOTAL	26,903	26,813	0,3

FINANCIAL DATA

Key figures	1H07	1H06	% chg.
EPS (Euros)	1.19	1.66	(28.5)
CFPS (Euros)	2.43	2.15	13.1
BVPS (Euros)	10.81	9.98	8.3

Net financial debt (Euro million)	30-06-07	31-12-06	% chg.
Business in Spain and Portugal	12,719	12,548	1.4
Business in Europe	1,719	1,674	2.7
Endesa Italia	754	748	0.8
Other	965	926	4.2
Business in Latin America	5,874	5,618	4.6
Enersis	5,207	4,749	9.6
Other	667	869	(23.2)
TOTAL	20,312	19,840	2.4

Financial leverage (%)	124.0	124.5	-
Net debt/ Operating cash flow (times)	2.7	2.8	-
Interest coverage by operating cash flow (times)	7.4	7.4	-

"Ratings (25-07-07)	Long-term	Short-term	Outlook
Standard & Poor’s	A	A-1	Revised (-)
Moody’s	A3	P-2	Revised (-)
Fitch	A+	F-1	Revised (-)

Main fixed-income issues ENDESA	Spread over IRS (bp)
	30-06-07	31-12-06
2.2Y Euro 700M 4.375% Mat. June 2009	-9	6
5.2Y GBP400M 6.125% Mat. June 2012	20	25
5.9Y Euro 700M 5.375% Mat. Feb 2013	12	24

Stock market date	29-06-07	29-12-06	% chg.
Market cap (Euro million )	42,572	37,935	12.2
Number of shares outstanding	1,058,752,117	1,058,752,117	--
Nominal share value (Euro)	1.2	1.2	--

Stock market date (*)	1H07	1H06	% chg.
Trading volumes (shares)
Madrid Stock Exchange	2,100,150,703	1,382,592,695	51.9
NYSE	14,636,204	12,133,200	20.6
Average daily trading volume (shares)
Madrid Stock Exchange	16,667,863	10,792,958	54.4
NYSE	118,994	97,066	22.6
(*) Source: Bloomberg

Share price	1H07 high	1H07 low	29-06-07	29-12-06
Madrid Stock Exchange (euros)	40.64	35.21	40.21	35.83
NYSE (US$)	55.03	45.38	52.82	46.52

Dividends (Euro cents / share)	Payable against 2006 results
Interim dividend (02-01-2007)	50.00
Special dividend (02-07-2007)	114.00
Total DPS	164.00
Pay-out (%)	58.48
Dividend yield (%)	4.58

Important legal disclaimer

This document was made available to shareholders of Endesa, S.A.. In relation with the announced joint offer by ENEL SpA and Acciona, S.A., Endesa shareholders are urged to read the report of Endesa’s board of directors when it is filed by the Company with the Comisión Nacional del Mercado de Valores (the "CNMV"), as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. Such documents and other public filings made from time to time by Endesa with the CNMV or the SEC are available without charge from the Endesa’s website at www.endesa.es, from the the CNMV’s website at www.cnmv.es and from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking” statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA’s control or may be difficult to predict.

Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA (gross operating profit as per ENDESA’s consolidated income statement) target for 2007-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. In these statements we avail ourselves of the protection provided by the Private Securities Litigation Reform Act of 1995 of the United States of America with respect to forward-looking statements.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

Economic and industry conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities.

Transaction or commercial factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining the pertinent permits and rezoning orders in relation to real estate assets. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates.

Political/governmental factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification.

Competitive factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the ENDESA Share Registration Statement filed with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator or the “CNMV” for its initials in Spanish).No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

	ENDESA S.A. AND SUBSIDIARIES
	CONSOLIDATED BALANCE SHEETS
	AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
	(Unaudited)

				Euro Million

ASSETS	30.06.07	31.12.06	Variation
Total fixed assets	46,930	46,380	550	1.19%
Utility plant	34,591	33,714	877	2.60%
Investment property	79	81	(2)	-2.47%
Intangible asset	496	804	(308)	-38.31%
Goodwill	4,021	3,986	35	0.88%
Long term financial investments	4,417	4,482	(65)	-1.45%
Investments in associates	720	649	71	10.94%
Deferred tax assets	2,606	2,664	(58)	-2.18%
Total current assets	7,998	7,708	290	3.76%
Inventories	910	882	28	3.17%
Trade and other receivables	6,223	5,819	404	6.94%
Short term financial investments	54	39	15	38.46%
Cash and cash equivalents	811	965	(154)	-15.96%
Assets held for sale		3	(3)	-100.00%
TOTAL ASSETS	54,928	54,088	840	1.55%

EQUITY AND LIABILITIES	30.06.07	31.12.06	Variation
Total equity	16,378	15,936	442	2.77%
Atributtable to equity holders of the parent company	11,442	11,291	151	1.34%
Minority interest	4,936	4,645	291	6.26%
Non-current liabilities	30,404	30,007	397	1.32%
Deferred revenues	2,661	2,442	219	8.97%
Preferred shares	1,436	1,430	6	0.42%
Long term provisions	4,322	4,442	(120)	-2.70%
Long term financial debt	19,312	19,057	255	1.34%
Other non-current liabilities	964	985	(21)	-2.13%
Deferred tax liabilities	1,709	1,651	58	3.51%
Current liabilities	8,146	8,145	1	0.01%
Short term financial debt	714	629	85	13.51%
Trade and other payables	7,432	7,516	(84)	-1.12%
TOTAL EQUITY AND LIABILITIES	54,928	54,088	840	1.55%

	ENDESA S.A. AND SUBSIDIARIES
	CONSOLIDATED STATEMENTS OF INCOME
	(Unaudited)

				Euro Million

	30.06.07	30.06.06	Variation
REVENUES	10,373	10,601	(228)	-2.15%
Sales	10,054	9,946	108	1.09%
Other operating revenues	319	655	(336)	-51.30%

PURCHASES AND SERVICES	4,841	5,302	(461)	-8.69%
Energy purchases	2,021	1,934	87	4.50%
Fuel procurement costs	1,959	2,008	(49)	-2.44%
Transmission expenses	455	369	86	23.31%
Other variable purchases and services	406	991	(585)	-59.03%

GROSS MARGIN	5,532	5,299	233	4.40%

Work performed by the entity and capitalized	105	90	15	16.67%

Personnel expenses	840	767	73	9.52%

Other fixed operating expenses	966	860	106	12.33%

GROSS OPERATING INCOME (EBITDA)	3,831	3,762	69	1.83%

Depreciation and amortization	1,054	891	163	18.29%

OPERATING INCOME (EBIT)	2,777	2,871	(94)	-3.27%

FINANCIAL INCOME	(496)	(469)	(27)	5.76%
Net financial expenses	(494)	(480)	(14)	2.92%
Foreign exchanges	(2)	11	(13)	-118.18%

Share of profit of associates	6	46	(40)	-86.96%

Income from other investments	6	7	(1)	-14.29%

Income from asset sales	10	260	(250)	-96.15%

INCOME BEFORE TAXES	2,303	2,715	(412)	-15.17%

Income tax	679	473	206	43.55%

PROFIT FOR THE PERIOD	1,624	2,242	(618)	-27.56%
Attributable to the holders of the parent company	1,255	1,756	(501)	-28.53%
Minority interest	369	486	(117)	-24.07%
Net income per share (expressed in euros)	1.19	1.66	-0.47	-28.53%

	ENDESA S.A. AND SUBSIDIARIES
	CONSOLIDATED STATEMENTS OF INCOME
	(Unaudited)

2Q RESULTS

	2Q 07	2Q 06	Variation
REVENUES	5,166	4,931	235	4.77%
Sales	4,985	4,672	313	6.70%
Other operating revenues	181	259	(78)	-30.12%

PURCHASES AND SERVICES	2,454	2,366	88	3.72%
Energy purchases	983	917	66	7.20%
Fuel procurement costs	1,036	909	127	13.97%
Transmission expenses	224	168	56	33.33%
Other variable purchases and services	211	372	(161)	-43.28%

GROSS MARGIN	2,712	2,565	147	5.73%

Work performed by the entity and capitalized	60	53	7	13.21%

Personnel expenses	431	390	41	10.51%

Other fixed operating expenses	510	413	97	23.49%

GROSS OPERATING INCOME (EBITDA)	1,831	1,815	16	0.88%

Depreciation and amortization	497	435	62	14.25%

OPERATING INCOME (EBIT)	1,334	1,380	(46)	-3.33%

FINANCIAL INCOME	(267)	(255)	(12)	4.71%
Net financial expenses	(258)	(248)	(10)	4.03%
Foreign exchanges	(9)	(7)	(2)	-28.57%

Share of profit of associates	10	18	(8)	-44.44%

Income from other investments	4	12	(8)	-66.67%

Income from asset sales	15	50	(35)	-70.00%

INCOME BEFORE TAXES	1,096	1,205	(109)	-9.05%

Income tax	303	254	49	19.29%

NET INCOME	793	951	(158)	-16.61%
Attributable to the holders of the parent company	622	704	(82)	-11.65%
Minority interest	171	247	(76)	-30.77%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
		Euro Million

	30.06.07	30.06.06
Consolidated income before income taxes	2,303	2,715
Amortization	1,054	891
Income from asset sales	(10)	(260)
Income tax	(584)	(780)
Provisions payments	(203)	(242)
Other results without cash flow effect	14	(49)
Cash Flow from operating activities	2,574	2,275

Change in deferred income tax	168	183
Change in operating assets/liabilities	(540)	(544)

Net cash provided by operating activities	2,202	1,914

Acquisitions of fixed and intangible assets	(1,699)	(1,706)
Disposal of fixed and intangible assets	21	98
Investments in stakes of subsidiaries	(87)	(2)
Acquisitions of other investments	(236)	(1,348)
Disposal of other investments	155	137
Cash flow from changes in perimeter		2
Subsidies and other deferred income	206	165
Net cash used for investing activities	(1,640)	(2,654)

New long-term debt	1,304	3,887
Repayment of long-term debt	(1,146)	(1,186)
Net cash from financial debt with short term maturity	116	(2,916)
Dividends paid by the controlling company	(677)	(323)
Dividends paid to minority shareholders	(347)	(206)
Net cash used for financing activities	(750)	(744)

Total net cash	(188)	(1,484)

Effects of exchange rate changes on cash and cash equivalents	34	(17)

Net increase in cash and cash equivalents	(154)	(1,501)

Cash and cash equivalents at beginning of period	965	2,614
Cash and cash equivalents at end of period	811	1,113

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE - 30 JUNE 2007
(Unaudited)						Euro Million
		30.06.07			30.06.06
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	251	207	458	(535)	(460)	(995)
In assets and liability revaluation reserves	82	(1)	81	(105)	(33)	(138)
Available-for-sale investments	(16)		(16)	(192)		(192)
Cash flow hedge	125	(5)	120	126	(33)	93
Tax effect	(27)	4	(23)	(39)		(39)
In retained profit	64		64
Actuarial gains and losses in pensions	95		95
Tax effect	(31)		(31)
In translation differences	105	208	313	(430)	(427)	(857)
Gross translation differences	115	208	323	(433)	(429)	(862)
Tax effect	(10)		(10)	3	2	5

PROFIT FOR THE PERIOD	1,255	369	1,624	1,756	486	2,242

TOTAL INCOME AND EXPENSES RECOGNISED	1,506	576	2,082	1,221	26	1,247

CONSOLIDATED BALANCE SHEETS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS (Unaudited)

				Euro Million

ASSETS	30.06.07	31.12.06	Variation
Total fixed assets	26,416	26,330	86	0.33%
Utility plant	20,243	19,758	485	2.45%
Investment property	30	32	(2)	-6.25%
Intangible asset	366	660	(294)	-44.55%
Goodwill	61	61
Long term financial investments	3,778	3,839	(61)	-1.59%
Investments in associates	412	407	5	1.23%
Deferred tax assets	1,526	1,573	(47)	-2.99%
Total current assets	4,193	3,924	269	6.86%
Inventories	581	615	(34)	-5.53%
Trade and other receivables	3,451	3,099	352	11.36%
Short term financial investments	44	35	9	25.71%
Cash and cash equivalents	117	175	(58)	-33.14%
TOTAL ASSETS	30,609	30,254	355	1.17%

EQUITY AND LIABILITIES	30.06.07	31.12.06	Variation
Total equity	5,773	5,980	(207)	-3.46%
Atributtable to equity holders of the parent company	5,725	5,936	(211)	-3.55%
Minority interest	48	44	4	9.09%
Non-current liabilities	19,716	19,513	203	1.04%
Deferred revenues	2,392	2,185	207	9.47%
Preferred shares	1,436	1,430	6	0.42%
Long term provisions	3,280	3,407	(127)	-3.73%
Long term financial debt	11,741	11,613	128	1.10%
Other non-current liabilities	429	444	(15)	-3.38%
Deferred tax liabilities	438	434	4	0.92%
Current liabilities	5,120	4,761	359	7.54%
Short term financial debt	(9)	(9)
Trade and other payables	5,129	4,770	359	7.53%
TOTAL EQUITY AND LIABILITIES	30,609	30,254	355	1.17%

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS				Euro Million
(Unaudited)

	30.06.07	30.06.06	Variation
REVENUES	4,997	5,268	(271)	-5.14%
Sales	4,832	4,826	6	0.12%
Other operating revenues	165	442	(277)	-62.67%

PURCHASES AND SERVICES	1,958	2,315	(357)	-15.42%
Energy purchases	474	537	(63)	-11.73%
Fuel procurement costs	1,040	1,061	(21)	-1.98%
Transmission expenses	263	173	90	52.02%
Other variable purchases and services	181	544	(363)	-66.73%

GROSS MARGIN	3,039	2,953	86	2.91%

Work performed by the entity and capitalized	89	76	13	17.11%

Personnel expenses	561	500	61	12.20%

Other fixed operating expenses	566	499	67	13.43%

GROSS OPERATING INCOME (EBITDA)	2,001	2,030	(29)	-1.43%

Depreciation and amortization	629	527	102	19.35%

OPERATING INCOME (EBIT)	1,372	1,503	(131)	-8.72%

FINANCIAL INCOME	(188)	(200)	12	-6.00%
Net financial expenses	(190)	(192)	2	-1.04%
Foreign exchanges	2	(8)	10	125.00%

Share of profit of associates	3	42	(39)	-92.86%

Income from other investments	6	7	(1)	-14.29%

Income from asset sales	9	29	(20)	-68.97%

INCOME BEFORE TAXES	1,202	1,381	(179)	-12.96%

Income tax	324	415	(91)	-21.93%

PROFIT FOR THE PERIOD	878	966	(88)	-9.11%
Attributable to the holders of the parent company	873	961	(88)	-9.16%
Minority interest	5	5

2Q CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)				Euro Million

	2Q 07	2Q 06	Variation
REVENUES	2,517	2,401	116	4.83%
Sales	2,427	2,248	179	7.96%
Other operating revenues	90	153	(63)	-41.18%

PURCHASES AND SERVICES	993	975	18	1.85%
Energy purchases	221	236	(15)	-6.36%
Fuel procurement costs	548	499	49	9.82%
Transmission expenses	125	78	47	60.26%
Other variable purchases and services	99	162	(63)	-38.89%

GROSS MARGIN	1,524	1,426	98	6.87%

Work performed by the entity and capitalized	51	45	6	13.33%

Personnel expenses	285	250	35	14.00%

Other fixed operating expenses	316	228	88	38.60%

GROSS OPERATING INCOME (EBITDA)	974	993	(19)	-1.91%

Depreciation and amortization	286	263	23	8.75%

OPERATING INCOME (EBIT)	688	730	(42)	-5.75%

FINANCIAL INCOME	(117)	(121)	4	-3.31%
Net financial expenses	(116)	(111)	(5)	4.50%
Foreign exchanges	(1)	(10)	9	90.00%

Share of profit of associates	6	18	(12)	-66.67%

Income from other investments	3	12	(9)	-75.00%

Income from asset sales	15	15

INCOME BEFORE TAXES	595	654	(59)	-9.02%

Income tax	157	259	(102)	-39.38%

NET INCOME	438	395	43	10.89%
Attributable to the holders of the parent company	436	393	43	10.94%
Minority interest	2	2

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)		Euro Million

	30.06.07	30.06.06
Consolidated income before income taxes	1,202	1,381
Amortization	629	527
Income from asset sales	(9)	(29)
Income tax	(332)	(403)
Provisions payments	(168)	(201)
Other results without cash flow effect	12	(18)
Cash Flow from operating activities	1,334	1,257

Change in deferred income tax	263	282
Change in operating assets/liabilities	(122)	(344)

Net cash provided by operating activities	1,475	1,195

Acquisitions of fixed and intangible assets	(1,244)	(1,218)
Disposal of fixed and intangible assets	9	22
Investments in stakes of subsidiaries		(2)
Acquisitions of other investments	(196)	(1,256)
Disposal of other investments	117	84
Subsidies and other deferred income	179	141
Net cash used for investing activities	(1,135)	(2,229)

New long-term debt	636	3,156
Repayment of long-term debt	(857)	(852)
Net cash from financial debt with short term maturity	390	(2,875)
Dividends paid by the controlling company	(567)	(81)
Dividends paid to minority shareholders		(2)
Net cash used for financing activities	(398)	(654)

Total net cash	(58)	(1,688)

Net increase in cash and cash equivalents	(58)	(1,688)

Cash and cash equivalents at beginning of period	175	1,910
Cash and cash equivalents at end of period	117	222

CONSOLIDATED BALANCE SHEETS
EUROPE ELECTRICITY BUSINESS
(Unaudited)				Euro Million

ASSETS	30.06.07	31.12.06	Variation
Total fixed assets	6,025	6,068	(43)	-0.71%
Utility plant	3,816	3,872	(56)	-1.45%
Intangible asset	42	66	(24)	-36.36%
Goodwill	1,676	1,653	23	1.39%
Long term financial investments	67	89	(22)	-24.72%
Investments in associates	118	81	37	45.68%
Deferred tax assets	306	307	(1)	-0.33%
Total current assets	1,124	1,171	(47)	-4.01%
Inventories	222	176	46	26.14%
Trade and other receivables	758	862	(104)	-12.06%
Short term financial investments		1	(1)	-100.00%
Cash and cash equivalents	144	132	12	9.09%
TOTAL ASSETS	7,149	7,239	(90)	-1.24%

EQUITY AND LIABILITIES	30.06.07	31.12.06	Variation
Total equity	3,370	3,292	78	2.37%
Atributtable to equity holders of the parent company	2,403	2,333	70	3.00%
Minority interest	967	959	8	0.83%
Non-current liabilities	2,775	2,757	18	0.65%
Deferred revenues	100	116	(16)	-13.79%
Long term provisions	253	274	(21)	-7.66%
Long term financial debt	1,663	1,643	20	1.22%
Other non-current liabilities	416	427	(11)	-2.58%
Deferred tax liabilities	343	297	46	15.49%
Current liabilities	1,004	1,190	(186)	-15.63%
Short term financial debt	207	163	44	26.99%
Trade and other payables	797	1,027	(230)	-22.40%
TOTAL EQUITY AND LIABILITIES	7,149	7,239	(90)	-1.24%

CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS				Euro Million
(Unaudited)
	30.06.07	30.06.06	Variation
REVENUES	2,066	2,251	(185)	-8.22%
Sales	1,992	2,087	(95)	-4.55%
Other operating revenues	74	164	(90)	-54.88%

PURCHASES AND SERVICES	1,284	1,492	(208)	-13.94%
Energy purchases	674	546	128	23.44%
Fuel procurement costs	588	733	(145)	-19.78%
Transmission expenses	5	12	(7)	-58.33%
Other variable purchases and services	17	201	(184)	-91.54%

GROSS MARGIN	782	759	23	3.03%

Work performed by the entity and capitalized	3	1	2	200.00%

Personnel expenses	81	75	6	8.00%

Other fixed operating expenses	97	98	(1)	-1.02%

GROSS OPERATING INCOME (EBITDA)	607	587	20	3.41%

Depreciation and amortization	158	128	30	23.44%

OPERATING INCOME (EBIT)	449	459	(10)	-2.18%

FINANCIAL INCOME	(39)	(25)	(14)	56.00%
Net financial expenses	(37)	(25)	(12)	48.00%
Foreign exchanges	(2)		(2)	N/A

Share of profit of associates	6	(4)	10	250.00%

Income from asset sales		1	(1)	100.00%

INCOME BEFORE TAXES	416	431	(15)	-3.48%

Income tax	145	18	127	705.56%

PROFIT FOR THE PERIOD	271	413	(142)	-34.38%
Attributable to the holders of the parent company	206	322	(116)	-36.02%
Minority interest	65	91	(26)	-28.57%

2Q CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
(Unaudited)				Euro Million

	2Q 07	2Q 06	Variation
REVENUES	1,007	1,006	1	0.10%
Sales	963	922	41	4.45%
Other operating revenues	44	84	(40)	-47.62%

PURCHASES AND SERVICES	623	654	(31)	-4.74%
Energy purchases	326	263	63	23.95%
Fuel procurement costs	285	282	3	1.06%
Transmission expenses	2	6	(4)	-66.67%
Other variable purchases and services	10	103	(93)	-90.29%

GROSS MARGIN	384	352	32	9.09%

Work performed by the entity and capitalized	2	1	1	100.00%

Personnel expenses	41	37	4	10.81%

Other fixed operating expenses	48	51	(3)	-5.88%

GROSS OPERATING INCOME (EBITDA)	297	265	32	12.08%

Depreciation and amortization	72	63	9	14.29%

OPERATING INCOME (EBIT)	225	202	23	11.39%

FINANCIAL INCOME	(20)	(14)	(6)	42.86%
Net financial expenses	(19)	(14)	(5)	35.71%
Foreign exchange	(1)		(1)	N/A

Share of profit of associates	5	(4)	9	225.00%

Income from asset sales		1	(1)	-100.00%

INCOME BEFORE TAXES	210	185	25	13.51%

Income tax	70	(75)	145	193.33%

NET INCOME	140	260	(120)	-46.15%
Attributable to the holders of the parent company	106	204	(98)	-48.04%
Minority interest	34	56	(22)	-39.29%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS
(Unaudited)		Euro Million

	30.06.07	30.06.06
Consolidated income before income taxes	416	431
Amortization	158	128
Income from asset sales		(1)
Income tax	(101)	(187)
Provisions payments	(3)	(6)
Other results without cash flow effect	(35)	(25)
Cash Flow from operating activities	435	340

Change in deferred income tax	(14)	(110)
Change in operating assets/liabilities	(173)	(163)

Net cash provided by operating activities	248	67

Acquisitions of fixed and intangible assets	(91)	(96)
Disposal of fixed and intangible assets	6	2
Investments in stakes of subsidiaries	(41)
Cash flow from changes in perimeter		1
Disposal of other investments	14	19
Acquisitions of other investments	(14)	(78)
Subsidies and other deferred income	3
Net cash used for investing activities	(123)	(152)

New long-term debt	8	104
Repayment of long-term debt	(38)	(173)
Net cash from financial debt with short term maturity	84	279
Dividends paid by the controlling company	(110)	(129)
Dividends paid to minority shareholders	(57)	(48)
Net cash used for financing activities	(113)	33

Total net cash	12	(52)

Net increase in cash and cash equivalents	12	(52)

Cash and cash equivalents at beginning of period	132	127
Cash and cash equivalents at end of period	144	75

CONSOLIDATED BALANCE SHEETS
LATIN AMERICAN ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

ASSETS	30.06.07	31.12.06	Variation
Total fixed assets	14,489	13,982	507	3.63%
Utility plant	10,532	10,084	448	4.44%
Investment property	49	49
Intangible asset	88	78	10	12.82%
Goodwill	2,284	2,272	12	0.53%
Long term financial investments	572	554	18	3.25%
Investments in associates	190	161	29	18.01%
Deferred tax assets	774	784	(10)	-1.28%
Total current assets	2,681	2,613	68	2.60%
Inventories	107	91	16	17.58%
Trade and other receivables	2,014	1,858	156	8.40%
Short term financial investments	10	3	7	233.33%
Cash and cash equivalents	550	658	(108)	-16.41%
Assets held for sale		3	(3)	-100.00%
TOTAL ASSETS	17,170	16,595	575	3.46%

EQUITY AND LIABILITIES
Total equity	7,235	6,664	571	8.57%
Atributtable to equity holders of the parent company	3,314	3,022	292	9.66%
Minority interest	3,921	3,642	279	7.66%
Non-current liabilities	7,913	7,737	176	2.27%
Deferred revenues	169	141	28	19.86%
Long term provisions	789	761	28	3.68%
Long term financial debt	5,908	5,801	107	1.84%
Other non-current liabilities	119	114	5	4.39%
Deferred tax liabilities	928	920	8	0.87%
Current liabilities	2,022	2,194	(172)	-7.84%
Short term financial debt	516	475	41	8.63%
Trade and other payables	1,506	1,719	(213)	-12.39%
TOTAL EQUITY AND LIABILITIES	17,170	16,595	575	3.46%

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS				Euro Million
(Unaudited)
	30.06.07	30.06.06	Variation
REVENUES	3,310	3,082	228	7.40%
Sales	3,230	3,033	197	6.50%
Other operating revenues	80	49	31	63.27%

PURCHASES AND SERVICES	1,599	1,495	104	6.96%
Energy purchases	873	851	22	2.59%
Fuel procurement costs	331	214	117	54.67%
Transmission expenses	187	184	3	1.63%
Other variable purchases and services	208	246	(38)	-15.45%

GROSS MARGIN	1,711	1,587	124	7.81%

Work performed by the entity and capitalized	13	13

Personnel expenses	198	192	6	3.13%

Other fixed operating expenses	303	263	40	15.21%

GROSS OPERATING INCOME (EBITDA)	1,223	1,145	78	6.81%

Depreciation and amortization	267	236	31	13.14%

OPERATING INCOME (EBIT)	956	909	47	5.17%

FINANCIAL INCOME	(269)	(244)	(25)	10.25%
Net financial expenses	(267)	(263)	(4)	1.52%
Foreign exchange	(2)	19	(21)	-110.53%

Share of profit of associates	(3)	8	(11)	-137.50%

Income from asset sales	1	34	(33)	-97.06%

INCOME BEFORE TAXES	685	707	(22)	-3.11%

Income tax	210	15	195	1300.00%

PROFIT FOR THE PERIOD	475	692	(217)	-31.36%
Attributable to the holders of the parent company	176	302	(126)	-41.72%
Minority interest	299	390	(91)	-23.33%

2Q CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS
(Unaudited)				Euro Million

	2Q 07	2Q 06	Variation
REVENUES	1,642	1,524	118	7.74%
Sales	1,595	1,502	93	6.19%
Other operating revenues	47	22	25	113.64%

PURCHASES AND SERVICES	838	737	101	13.70%
Energy purchases	436	418	18	4.31%
Fuel procurement costs	203	128	75	58.59%
Transmission expenses	97	84	13	15.48%
Other variable purchases and services	102	107	(5)	-4.67%

GROSS MARGIN	804	787	17	2.16%

Work performed by the entity and capitalized	7	7

Personnel expenses	105	103	2	1.94%

Other fixed operating expenses	146	134	12	8.96%

GROSS OPERATING INCOME (EBITDA)	560	557	3	0.54%

Depreciation and amortization	139	109	30	27.52%

OPERATING INCOME (EBIT)	421	448	(27)	-6.03%

FINANCIAL INCOME	(130)	(120)	(10)	8.33%
Net financial expenses	(123)	(123)
Foreign exchange	(7)	3	(10)	-333.33%

Share of profit of associates	(1)	4	(5)	-125.00%

Income from other investments	1		1	N/A

Income from asset sales		34	(34)	-100.00%

INCOME BEFORE TAXES	291	366	(75)	-20.49%

Income tax	76	70	6	8.57%

NET INCOME	215	296	(81)	-27.36%
Attributable to the holders of the parent company	80	107	(27)	-25.23%
Minority interest	135	189	(54)	-28.57%

STATEMENTS OF CASH FLOWS
LATIN AMERICA ELECTRICITY BUSINESS
(Unaudited)		Euro Million

	30.06.07	30.06.06
Consolidated income before income taxes	685	707
Amortization	267	236
Income from asset sales	(1)	(34)
Income tax	(151)	(190)
Provisions payments	(32)	(35)
Other results without cash flow effect	37	(6)
Cash Flow from operating activities	805	678

Change in deferred income tax	(81)	11
Change in operating assets/liabilities	(245)	(37)

Net cash provided by operating activities	479	652

Acquisitions of fixed and intangible assets	(364)	(392)
Disposal of fixed and intangible assets	6	74
Investments in stakes of subsidiaries	(46)
Acquisitions of other investments	(26)	(14)
Disposal of other investments	24	35
Subsidies and other deferred income	24	24
Net cash used for investing activities	(382)	(273)

New long-term debt	660	627
Repayment of long-term debt	(251)	(161)
Net cash from financial debt with short term maturity	(358)	(320)
Dividends paid by the controlling company		(113)
Payments to minority shareholders	(290)	(156)
Net cash used for financing activities	(239)	(123)

Total net cash	(142)	256

Effects of exchange rate changes on cash and cash equivalents	34	(17)

Net increase in cash and cash equivalents	(108)	239

Cash and cash equivalents at beginning of period	658	577
Cash and cash equivalents at end of period	550	816

Consolidated Balance Sheet Spain & Portugal by business line for the period ended June 30, 2007
(Unaudited)				Euro Million
ASSETS	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
Total fixed assets	12,839	11,333	2,244	26,416
Utility plant	9,958	9,850	435	20,243
Investment property		27	3	30
Intagible asset	155	135	76	366
Goodwill	61			61
Long term financial investments	1,631	481	1,666	3,778
Investments in associates	351	64	(3)	412
Deferred tax assets	683	776	67	1,526
Total current assets	2,610	1,377	206	4,193
Inventories	547	34		581
Cash and cash equivalents	104	10	3	117
Other current assets	1,959	1,333	203	3,495
TOTAL ASSETS	15,449	12,710	2,450	30,609

EQUITY AND LIABILITIES
Total equity	4,587	2,122	(936)	5,773
Atributtable to equity holders of the parent company	4,560	2,105	(940)	5,725
Minority interest	27	17	4	48
Non-current liabilities	8,129	8,589	2,998	19,716
Deferred revenues	86	2,345	(39)	2,392
Preferred shares			1,436	1,436
Long term provisions	1,482	1,483	315	3,280
Long term financial debt	6,222	4,334	1,185	11,741
Other non-current liabilities	90	330	9	429
Deferred tax liabilities	249	97	92	438
Current liabilities	2,733	1,999	388	5,120
Short term financial debt	64	146	(219)	(9)
Trade and other payables	2,669	1,853	607	5,129
TOTAL EQUITY AND LIABILITIES	15,449	12,710	2,450	30,609

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2006
				Euro Million
ASSETS	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
Total fixed assets	12,897	10,990	2,443	26,330
Utility plant	9,779	9,544	435	19,758
Investment property		29	3	32
Intagible asset	459	145	56	660
Goodwill	61			61
Long term financial investments	1,565	419	1,855	3,839
Investments in associates	353	57	(3)	407
Deferred tax assets	680	796	97	1,573
Total current assets	2,406	1,671	(153)	3,924
Inventories	590	25		615
Cash and cash equivalents	131	16	28	175
Other current assets	1,685	1,630	(181)	3,134
TOTAL ASSETS	15,303	12,661	2,290	30,254

EQUITY AND LIABILITIES
Total equity	4,297	1,932	(249)	5,980
Atributtable to equity holders of the parent company	4,271	1,918	(253)	5,936
Minority interest	26	14	4	44
Non-current liabilities	7,808	8,451	3,254	19,513
Deferred revenues	82	2,130	(27)	2,185
Preferred shares			1,430	1,430
Long term provisions	1,538	1,567	302	3,407
Long term financial debt	5,834	4,341	1,438	11,613
Other non-current liabilities	116	317	11	444
Deferred tax liabilities	238	96	100	434
Current liabilities	3,198	2,278	(715)	4,761
Short term financial debt	51	162	(222)	(9)
Trade and other payables	3,147	2,116	(493)	4,770
TOTAL EQUITY AND LIABILITIES	15,303	12,661	2,290	30,254

Consolidated Statement of Income Spain & Portugal by business line for the period ended June 30, 2007
(Unaudited)				Euro Million
	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
REVENUES	4,060	1,233	(296)	4,997
Sales	3,959	1,166	(293)	4,832
Other operating revenues	101	67	(3)	165

PURCHASES AND SERVICES	2,190	76	(308)	1,958
Energy purchases	538	2	(66)	474
Fuel procurement costs	1,040			1,040
Transmission expenses	485		(222)	263
Other variable purchases and services	127	74	(20)	181

GROSS MARGIN	1,870	1,157	12	3,039

Work performed by the entity and capitalized	4	73	12	89

Personnel expenses	215	238	108	561

Other fixed operating expenses	405	234	(73)	566

GROSS OPERATING INCOME (EBITDA)	1,254	758	(11)	2,001

Depreciation and amortization	379	241	9	629

OPERATING INCOME (EBIT)	875	517	(20)	1,372

FINANCIAL INCOME	(71)	(81)	(36)	(188)
Net financial expenses	(70)	(81)	(39)	(190)
Foreign exchanges	(1)		3	2

Share of profit of associates	2	1		3

Income from other investments			6	6

Income from asset sales	(6)	(2)	17	9

INCOME BEFORE TAXES	800	435	(33)	1,202

Income tax	223	120	(19)	324

PROFIT FOR THE PERIOD	577	315	(14)	878
Attributable to the holders of the parent company	575	312	(14)	873
Minority interest	2	3		5

Consolidated Statement of Income Spain & Portugal by business line for the period ended June 30, 2006
(Unaudited)
				Euro Million
	Generation & Supply	Distribution	Corporate Structure, Services & Adjustments	Electricity Business Spain & Portugal
REVENUES	4,594	1,053	(379)	5,268
Sales	4,203	998	(375)	4,826
Other operating revenues	391	55	(4)	442

PURCHASES AND SERVICES	2,654	64	(403)	2,315
Energy purchases	596	3	(62)	537
Fuel procurement costs	1,061			1,061
Transmission expenses	472		(299)	173
Other variable purchases and services	525	61	(42)	544

GROSS MARGIN	1,940	989	24	2,953

Work performed by the entity and capitalized	8	60	8	76

Personnel expenses	172	246	82	500

Other fixed operating expenses	345	250	(96)	499

GROSS OPERATING INCOME (EBITDA)	1,431	553	46	2,030

Depreciation and amortization	304	213	10	527

OPERATING INCOME (EBIT)	1,127	340	36	1,503

FINANCIAL INCOME	(69)	(113)	(18)	(200)
Net financial expenses	(65)	(113)	(14)	(192)
Foreign exchanges	(4)		(4)	(8)

Share of profit of associates	40	2		42

Income from other investments			7	7

Income from asset sales	(3)	39	(7)	29

INCOME BEFORE TAXES	1,095	268	18	1,381

Income tax	342	68	5	415

PROFIT FOR THE PERIOD	753	200	13	966
Attributable to the holders of the parent company	751	198	12	961
Minority interest	2	2	1	5

MAIN GLOBAL CONSOLIDATED COMPANIES AS OF JUNE 2007

ENDESA S.A.
E. GENERACIÓN
E. RED
E. ENERGÍA
E. EUROPA
E. FINANC FILIAL
TENEGUÍA
E. PARTICIPADAS
E. SERVICIOS
E. INTERNAC.
UNELCO II
ECYR
FINERGE
E. DISTRIB. ELEC.
ENDESA GAS
E. TRADING
ENDESA FRANCE
CE TEVEROLA
CE FERRARA
C. DOCK SUD
PIURA
ENERSIS
CHILECTRA
ENDESA CHILE
SAN ISIDRO
CELTA
PEHUENCHE
PANGUE
C.H. BETANIA
EMGESA
E. COSTANERA
H. EL CHOCÓN
EDEGEL
CODENSA
EDESUR
EDELNOR
E. BRASIL
CACHOEIRA
CIEN
AMPLA
COELCE
FORTALEZA